PROVINCE OF MANITOBA

     This description of Province of Manitoba is dated as of October 24, 2007 and appears as Exhibit 99.1 to the Province of Manitoba’s Annual Report on Form 18-K to the U.S. Securities and Exchange Commission for the fiscal year ended March 31, 2007.

This document (otherwise than as part of a prospectus contained in a registration statement filed under the Securities Act of 1933) does not constitute an offer to sell or the solicitation of an offer to buy any Securities of the Province. The delivery of this document at any time does not imply that the information herein is correct as of any time subsequent to its date.

FURTHER INFORMATION

This document appears as an exhibit to Manitoba’s Annual Report on Form 18-K for the fiscal year ended March 31, 2007, filed with the U.S. Securities and Exchange Commission (the “Commission”) on EDGAR through the Commission Internet web site at http://www.sec.gov. Additional information with respect to Manitoba is available in that Annual Report, in the other exhibits to that Annual Report and in amendments thereto. The Annual Report exhibits and amendments can be inspected and copied at the public reference facilities maintained by the Commission at: 100 F Street, N.E., Washington, D.C. 20549. Copies of those documents may be obtained from the Province of Manitoba, Department of Finance, Treasury Division, 350 – 363 Broadway, Winnipeg, Manitoba R3C 3N9, Canada. In addition, this document is also available on the Department of Finance Internet web site at http://www.manitoba.ca/finance/otherreports. This web site is an inactive textual reference only, and any information available on this web site shall not be deemed to form a part of this document or the Annual Report to which it appears as an exhibit.

The fiscal year of Manitoba ends March 31. “Fiscal 2007” and “2006-2007” refer to the fiscal year ended March 31, 2007 and, unless otherwise indicated, “2006” means the calendar year ended December 31, 2006. Other fiscal years and calendar years are referred to in a corresponding manner.

In this document, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars (“$” or “C$”) and all references to “dollars” are to Canadian dollars. See “Canadian Foreign Exchange” for information regarding the rates of conversion of U.S. dollars into Canadian dollars.

At October 24, 2007, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $0.9712.

Totals in the statistical tables set forth in this document may not add due to rounding.

SUMMARY

The following information is qualified in its entirety by the more detailed information in this document.

PROVINCE OF MANITOBA

Economy

						Compound
						Annual
	Year Ended December 31,					Growth Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product	$36,514	$37,408	$39,770	$41,650	$44,085	4.8%
Change in Real Gross Domestic Product
Manitoba	1.7%	1.4%	2.5%	2.8%	3.1%	—
Canada	2.9	1.9	3.1	3.1	2.8	—
Manufacturing Shipments	$11,820	$12,696	$13,383	$13,826	$14,972	6.1
Farm Cash Receipts	3,848	3,606	3,853	3,805	3,686	−1.1
Capital Investment	6,013	6,163	6,699	6,836	7,807	6.7
Personal Income	30,026	30,986	32,435	33,582	35,235	4.1
Population at July 1 (in thousands)	1,156	1,162	1,171	1,174	1,178	0.5
Average Unemployment Rate	5.1%	5.0%	5.3%	4.8%	4.3%	—
Change in Consumer Price Index (Manitoba)	1.5	1.8	2.0	2.7	2.0	—
Average Exchange Rate (C$ per U.S.$)	1.5704	1.4015	1.3015	1.2116	1.1341	—

Revenue and Expenses of the Government Reporting Entity(1)

	Year Ended March 31,
	2003	2004	2005	2006	2007
	($ millions)

Total Revenue	8,320	8,491	10,140	10,725	10,920
Total Expenses	(8,555)	(9,070)	(9,578)	(10,331)	(10,490)
Adjustment to estimate for Federal accounting error	51	—	—	—	—

Summary Net Income (Loss)	(184)	(579)	562	394	430

(1) See “Statement of Revenue and Expense of the Government Reporting Entity” on page 20.

Net Direct Funded and Guaranteed Borrowings

	As of March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars)

Consisting of
Net Direct Funded Borrowings	$13,601	$14,787	$15,496	$15,621	$15,891
Net Provincial Guaranteed Borrowings	953	892	652	491	676

	$14,554	$15,679	$16,148	$16,112	$16,567

Issued for
General Government Programs (1)	$6,650	$6,867	$6,958	$7,047	$7,314
Self-Sustaining Purposes	7,904	8,335	8,694	8,563	8,720
Loans Payable to the Government of Canada and Government Business Enterprises (2)	—	477	496	502	533

	$14,554	$15,679	$16,148	$16,112	$16,567

General Government Programs Borrowings as a Percentage of Nominal Gross Domestic Product	18.2%	18.4%	17.5%	16.9%	16.6%

(1) Total borrowings issued for Government General Programs includes borrowings for Capital Assets.

(2) Canadian generally accepted accounting principles (“GAAP”) for senior Governments as recommended by the Canadian Institute of Chartered Accountants require certain amounts owing to the Federal Government and Government Business Enterprises be recorded as loans payable. These amounts were first recorded in the 2003/04 Fiscal Year. See “Public Debt — Direct Funded Borrowings of the Province (note 5).”

Summary Net Debt

	As of March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars)

Total Financial Assets (1)	$6,416	$6,060	$6,905	$7,439	$8,660

Liabilities:
Borrowings (2)	11,180	11,452	11,512	11,645	12,361
Accounts Payable, accrued charges, provisions and deferrals (3)	2,201	2,207	2,302	2,347	2,543
Pension Liability	3,430	3,571	3,761	3,967	4,159

Total Liabilities	16,811	17,230	17,575	17,959	19,063

Summary Net Debt	$10,395	$11,170	$10,670	$10,520	$10,403

Summary Net Debt as a Percentage of Nominal Gross
Domestic Product	28.5%	29.9%	26.8%	25.3%	23.6%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(3) Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

MANITOBA
Hydro Generating Stations
Thermal Generating Stations
Major Centres
Nunavut
Churchill
Hudson Bay
Limestone
Long Spruce
Kettle
Laurie River 1
Laurie River 2
Thompson
Kelsey
Flin Flon
Jenpeg
The Pas
Grand Rapids
Swan River
Dauphin
Selkirk
Brandon
Portage la Prairie
WINNIPEG
Steinbach
Saskatchewan
Ontario
North Dakota
Minnesota
CANADA
U.S.A.
MEXICO

PROVINCE OF MANITOBA

General Information

The Province of Manitoba is located in the center of Canada, north of the States of Minnesota and North Dakota. It is the most easterly of the three Provinces of Manitoba, Saskatchewan and Alberta, which together constitute the Prairie Region of Canada. Manitoba is bounded on the east by the Province of Ontario, on the north by Hudson Bay and the Territory of Nunavut, and on the west by the Province of Saskatchewan. The Province has 400 miles of northern coastline bordering on Hudson Bay. The only seaport in the Prairie Region is located at Churchill on Hudson Bay.

Of Manitoba’s total area of 251,000 square miles, 39,000 square miles are lakes and rivers and 163,000 square miles are lands owned by the Province. Cultivated land comprises 30,000 square miles in the southern part of the Province. The northern part of the Province, which is part of the Canadian Shield, is composed largely of timberlands and extensive areas of mineralized rock structure.

The estimated population of Manitoba on July 1, 2007 was 1,186,679 of whom approximately 709,130 lived in the Winnipeg Census Metropolitan Area. Winnipeg, the capital of the Province, has a diversified economic base with significant activity in a variety of manufacturing and service sectors. The city is also a major rail, truck and air transportation hub by virtue of its geographical position in the center of the continent.

The second largest city in the Province is Brandon, with a population of approximately 40,000. Brandon, in western Manitoba, is a major supply center for the agriculture industry, as well as an agriculture-related manufacturing center.

Constitutional Framework

Canada consists of a federation of provinces and Federal territories. A constitutional division of powers between the Federal and provincial governments was established by the British North America Act, 1867, an Act of the Parliament of the United Kingdom. By later enactments, including the Constitution Act, 1982, the power to amend the Constitution of Canada (the “Constitution”) was transferred to Canada.

Under the Constitution, the Provinces are assigned jurisdiction over health care, education, municipal institutions, property and civil rights, natural resources and other matters of purely provincial or local concern. Each Province has exclusive jurisdiction over the borrowing of money on the sole credit of that Province. The Parliament of Canada has jurisdiction over all areas not assigned exclusively to the provincial legislatures, including such matters as aboriginal persons, the federal public debt and property, the regulation of trade and commerce, currency and coinage, banks and banking, national defense, foreign affairs, postal services, interprovincial transportation and communications undertakings.

Various Constitutional issues have been under discussion in Canada for a number of years. On August 20, 1998, in response to a reference from the Federal Government, the Supreme Court of Canada ruled that under the Constitution of Canada and international law, Quebec may not secede unilaterally from Canada, but that if the people of Quebec voted to secede by a clear majority vote on a clear question, the other Provinces and the Federal Government would be obliged to enter negotiations with Quebec with respect to secession, such negotiations to be guided by constitutional principles, including federalism, democracy, constitutionalism and the rule of law, and the protection of minorities.

Provincial Government

The Provincial Government has general responsibility for the administration of all governmental activities and functions within Manitoba, other than those which are under the jurisdiction of the Federal Government. It carries out certain of these responsibilities through Provincial agencies, boards, commissions and Crown organizations. Certain other responsibilities have been delegated to municipalities and semi-autonomous bodies such as school boards and regional health authorities.

The executive power in the Province of Manitoba is vested in the Lieutenant Governor acting on the advice of the Executive Council, which is responsible to the Legislative Assembly. The Lieutenant Governor is appointed by the Governor General of Canada in Council.

The Executive Council, which includes the Premier and Ministers of Departments of the Provincial Government, is appointed by the Lieutenant Governor usually on the nomination of the leader of the party with the largest number of members in the Legislative Assembly. Members of the Executive Council are usually members of the Legislative Assembly.

The Legislative Assembly has 57 members who are elected for a term of five years subject to earlier dissolution of the Assembly by the Lieutenant Governor, usually on the recommendation of the Executive Council. In the latest general election of members of the Legislative Assembly, held on May 22, 2007, the New Democratic Party was elected to a majority of seats.

The following table sets forth the results of the three most recent elections of the Province.

	1999	2003	2007

New Democrat	32	35	36
Progressive Conservative	24	20	19
Liberal	1	2	2

Total	57	57	57

ECONOMY

General

Manitoba has a diversified economy. Its major industries are manufacturing; finance, insurance and real estate; transportation and storage; retail trade; wholesale trade; construction; information and culture; and agriculture. The largest components of manufacturing are food processing; transportation equipment; machinery; fabricated metals; wood products; plastics and rubber; furniture; and printing. Agricultural production is diversified between crops and livestock. In transportation, Manitoba is a major center for truck, rail and air transport, and there is a deep-sea port at Churchill on Hudson Bay. The Province exports a large portion of its production to the rest of Canada and internationally.

The following table sets forth growth rates in 2006 for key economic indicators and selected sectors of the economy for Manitoba and Canada, as well as the unemployment rate for 2006.

	Manitoba	Canada

Housing Starts	6.3%	0.8%
Retail Sales	4.5	6.4
Manufacturing Sales	8.3	0.8
Gross Domestic Product	5.8	5.2
Real Gross Domestic Product	3.1	2.8
Capital Investment	14.2	8.8
Foreign Merchandise Exports	12.3	0.7
Farm Cash Receipts	−3.1	0.6
Value of Mineral Production	65.3	22.7
Consumer Price Index	2.0	2.0
Employment	1.2	1.9
Average Unemployment Rate	4.3	6.3

Year-to-date data for 2007 indicate that mineral production, farm cash receipts, foreign exports, manufacturing sales, housing starts, retail sales and employment are increasing. According to the February 2007 Statistics Canada survey of investment intentions, capital investment is expected to increase by 11.3% to $8.7 billion, as public investment increases 23.7% and private investment increases 6.5% in 2007.

The following table sets forth selected indicators of economic activity and the compound annual growth rates for Manitoba and Canada for the calendar years 2002 through 2006. In this table and throughout this document, compound annual growth rates are calculated by distributing the aggregate amount of growth during the period on the basis of a constant annual rate of growth compounded annually.

SELECTED ECONOMIC INDICATORS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars unless otherwise indicated)

Nominal Gross Domestic Product (1)
Manitoba	$36,514	$37,408	$39,770	$41,650	$44,085	4.8%
Canada	1,152,905	1,213,175	1,290,828	1,375,080	1,446,307	5.8
Real Gross Domestic Product
Manitoba (2)	$33,617	$34,079	$34,934	$35,898	$37,010	2.4
Change	1.7%	1.4%	2.5%	2.8%	3.1%	—
Canada (3)	$1,152,905	$1,174,592	$1,210,656	$1,247,780	$1,282,204	2.7
Change	2.9%	1.9%	3.1%	3.1%	2.8%	—
Personal Income	$30,026	$30,986	$32,435	$33,582	$35,235	4.1
Personal Income Per Capita (in Dollars)	25,974	26,666	27,699	28,605	29,911	3.6
Retail Sales	10,570	10,953	11,692	12,381	12,938	5.2
Capital Investment	6,013	6,163	6,699	6,836	7,807	6.7
Housing Starts (Units)	3,617	4,206	4,440	4,731	5,028	8.6
Change in Consumer Price Index Manitoba	1.5%	1.8%	2.0%	2.7%	2.0%	—
Canada	2.2%	2.8%	1.8%	2.2%	2.0%	—
Population (July 1) (in thousands)
Manitoba	1,156	1,162	1,171	1,174	1,178	0.5
Canada	31,373	31,676	31,995	32,312	32,650	1.0
Employment (in thousands)	567.2	570.3	576.6	580.3	587.0	0.9
Average Unemployment Rate	5.1%	5.0%	5.3%	4.8%	4.3%	—
Average exchange rate (C$ per U.S.$)	$1.5704	$1.4015	$1.3015	$1.2116	$1.1341	—

(1) At market prices.

(2) Expressed in 1997 dollars.

(3) Expressed in 2002 dollars.

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Department of Finance.

Economic Structure

The Province has a diversified economy. In 2006, goods producing industries accounted for 27.2% of real gross domestic product at basic prices. Manufacturing accounted for 12.0% of real gross domestic product at basic prices, construction for 5.1% and agriculture for 4.4%. The commercial service sector accounted for 53.6% of real gross domestic product at basic prices, and the non-commercial service sector for 19.2%.

The following table sets forth the Real Gross Domestic Product by industry at basic prices and the compound annual growth rates for the calendar years 2002 through 2006.

REAL GROSS DOMESTIC PRODUCT AT BASIC PRICES BY INDUSTRY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of 1997 dollars)

Goods Producing Industries
Manufacturing	$3,987	$3,940	$4,027	$4,069	$4,108	0.8%
Construction	1,308	1,347	1,419	1,529	1,735	7.3
Agriculture	1,334	1,584	1,475	1,286	1,495	2.9
Utilities	1,001	875	956	1,120	1,088	0.2
Mining	548	590	622	643	809	10.2
Forestry, Fishing and Trapping	76	68	69	67	65	−3.8

Total Goods Producing Industries	8,255	8,404	8,568	8,714	9,300	3.0

Service Producing Industries
Commercial Services
Finance, Insurance and Real Estate	3,311	3,339	3,456	3,586	3,707	2.9
Owner-Occupied Dwellings (2)	2,835	2,896	2,977	3,081	3,184	2.9
Transportation and Storage	2,077	2,083	2,207	2,289	2,334	3.0
Retail Trade	1,987	2,066	2,129	2,232	2,322	4.0
Wholesale Trade	1,994	1,978	2,014	2,119	2,056	0.8
Information and Culture	1,551	1,537	1,568	1,651	1,676	2.0
Professional and Scientific	779	795	828	842	865	2.7
Accommodation, Food and Beverage	695	710	713	714	713	0.6
Business Services	513	525	545	569	584	3.3
Other Services	911	909	897	916	926	0.4

Total Commercial Services Industries	16,653	16,837	17,335	17,999	18,366	2.5

Non-commercial Services
Health and Welfare	2,321	2,374	2,399	2,449	2,490	1.8
Education	1,610	1,628	1,691	1,709	1,727	1.8
Federal Administration	983	1,004	1,028	1,037	1,044	1.5
Provincial Administration	765	726	731	726	731	−1.1
Municipal Administration	527	567	581	592	595	3.1

Total Non-commercial Services
Industries	6,206	6,299	6,429	6,513	6,587	1.5

Total Service Producing Industries	22,858	23,136	23,764	24,512	24,953	2.2

Real Gross Domestic Product at Basic Prices (3)	$31,114	$31,541	$32,333	$33,224	$34,253	2.4

(1) Real gross domestic product measures value added and therefore differs from the value of production or the value of shipments by industry. Real gross domestic product at basic prices is the sum of all factor incomes from production in the Province. Real gross domestic product at basic prices plus indirect taxes, minus subsidies, equals real gross domestic product at market prices. Amounts in the table are expressed in 1997 dollars.

(2) Imputed rent value of Owner-Occupied Dwellings.

(3) Total real gross domestic product at basic prices does not equal the sum of real gross domestic product by industry due to the chaining of dollars.

Source: Manitoba Bureau of Statistics.

Manufacturing.  Manufacturing is the largest sector of the Manitoba economy and is well diversified with the four largest industries accounting for only 49.5% of the value of total sales in 2006.

The largest industry, food, accounts for 24.5% of total sales, and produces a broad range of products. The next largest industries are: transportation equipment, primarily buses and aerospace equipment (12.6% of sales); machinery, mainly agricultural implements (7.0% of sales) and fabricated metals, primarily architectural and structural products (5.3% of sales). The remaining industries range in size from 4.4% to 2.9% of sales.

In 2006, manufacturing sales increased 8.3% due primarily to higher sales in printing, food and transportation equipment. Manufacturing sales declined in the wood; furniture; and basic chemicals and pharmaceutical industries.

The Canadian dollar has strengthened significantly relative to the U.S. dollar in recent years. Manufacturing sales have remained strong in this period, supported by the Other Durables category, which includes primary metals, and other sectors.

The following table sets forth the gross value of manufacturing sales and the compound annual growth rates of the principal Manitoba manufacturing industries for the calendar years 2002 through 2006.

GROSS VALUE OF MANUFACTURING SALES

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)

Non-durables
Food	$2,554.4	$2,885.5	$3,407.4	$3,401.2	$3,668.3	9.5%
Plastics and Rubber	509.1	540.2	562.1	602.6	651.7	6.4
Printing	606.3	559.0	521.8	487.6	542.4	−2.7
Paper	535.5	503.0	518.8	514.7	529.6	−0.3
Basic Chemicals and Pharmaceuticals	383.1	410.5	480.8	432.7	427.0	2.7
Other Non-durables	1,136.4	1,146.8	1,061.2	1,042.0	886.2	−6.0
Durables
Transportation Equipment	1,534.0	1,971.5	1,672.0	1,772.0	1,891.8	5.4
Machinery	928.1	851.7	939.3	980.5	1,045.2	3.0
Fabricated Metals	581.1	599.7	697.7	777.2	798.9	8.3
Wood Products	615.0	667.5	762.8	772.6	663.1	1.9
Furniture	674.6	730.2	641.0	631.2	583.5	−3.6
Other Durables	1,762.4	1,830.2	2,117.7	2,412.1	3,284.7	16.8

Total	$11,820.1	$12,695.8	$13,382.6	$13,826.4	$14,972.4	6.1

Source: Statistics Canada.

In the first eight months of 2007, the value of manufacturing sales increased 12.0% compared to the first eight months of 2006. The increase is principally due to a 23.0% increase in transportation equipment, a 14.6% increase in paper, and a 10.3% increase in machinery. Overall, seven of twelve categories of manufacturing sales reported increases.

Agriculture.  Farm cash receipts are divided between crops and livestock and are well diversified within these major sectors of production.

In 2006, farm cash receipts decreased 3.1%. Crop receipts decreased 0.8% due to lower receipts from wheat and vegetables, reflecting lower commodity prices. Livestock receipts decreased 2.0% as a result of a decrease of 13.4% in hog receipts, predominately due to lower prices, which was partially offset by a 19.4% increase in cattle and calves receipts. Direct payments decreased 10.4%.

The following table sets forth farm cash receipts and the compound annual growth rates for the calendar years 2002 through 2006.

FARM CASH RECEIPTS

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)

Crops
Oilseeds	$587.7	$626.6	$669.3	$392.6	$424.1	−7.8%
Wheat	658.4	457.8	555.1	394.3	361.2	−13.9
Vegetables	204.4	206.1	220.8	225.8	212.3	1.0
Other Grains	212.2	165.9	149.9	112.1	142.3	−9.5
Specialty and Forage	206.9	223.8	158.9	96.0	133.9	−10.3
Other (1)	43.3	20.0	29.5	64.9	1.6	−56.2

Total Crops	1,912.8	1,700.1	1,783.6	1,285.5	1,275.3	−9.6

Livestock
Hogs	719.0	800.6	931.7	956.2	827.8	3.6
Cattle and Calves	555.8	340.7	265.3	446.0	532.4	−1.1
Dairy	163.9	174.4	178.8	184.0	188.8	3.6
Poultry and Eggs	149.8	154.4	161.1	154.5	151.5	0.3
Other Livestock	128.1	127.5	102.0	79.9	83.9	−10.0

Total Livestock	1,716.5	1,597.7	1,638.8	1,820.7	1,784.4	1.0

Direct Payments	219.0	308.1	430.3	698.7	626.1	30.0

Total	$3,848.3	$3,605.9	$3,852.7	$3,804.9	$3,685.9	−1.1

Net Cash Income (2)	$929.2	$538.1	$713.7	$749.6	$417.2	−18.1

(1) Includes other crops, and, as a negative amount, deferred payments on all crops.

(2) Represents farm cash receipts less operating expenses.

Source: Statistics Canada.

The agricultural sector benefits from a number of federal and provincial support programs designed to stabilize farm incomes, and offset specific adverse conditions affecting producers. In 2004, Direct Payments to Manitoba agriculture producers increased mainly due to $86.6 million in income support payments provided to crop and livestock producers under the new Federal Transitional Industry Support Program (“TISP”), $79.0 million from the Canadian Agricultural Income Stabilization (“CAIS”) program, an increase of $38.0 million in Net Income Stabilization Account (“NISA”) payments and an increase of $26.1 million in crop insurance payments. In 2005, Direct Payments to Manitoba agriculture producers increased mainly due to $118.9 million in income support payments provided to crop and livestock producers under the new Federal Farm Income program, an increase of $107.8 million from the CAIS program, and an increase of $214.6 million in crop insurance payments associated with significant crop damage caused by excess precipitation. Payments under the NISA declined by $60.0 million while the Federal TISP declined $85.6 million. In 2006, Direct Payments to Manitoba agriculture producers decreased mainly due to a decrease of $152.5 million in crop insurance payments associated with the return to normal precipitation conditions in the crop-growing regions, a decrease of $116.6 million in the Farm Income Payment program and a decrease of $17.9 million in NISA payments. These declines were partially offset by an increase of $119.4 with the introduction of the new Grains and Oilseeds program, an increase of $71.7 million in the CAIS program and an increase of $28.3 million in the new CAIS Inventory Transition Initiative.

On May 20, 2003, the Canadian Food Inspection Agency (“CFIA”) announced that tests had confirmed that a case of Bovine Spongiform Encephalopathy (“BSE”) had been found in a single beef cow in the Province of Alberta. The inspection system prevented the meat from entering the food chain. More than 2,700 animals were destroyed and tested as part of the CFIA’s investigation, which is now concluded. All test results for BSE were negative and the investigation did not identify any additional cases.

On May 20, 2003, the United States Department of Agriculture (“USDA”) placed Canada under its BSE restriction guidelines and announced that it would not accept any live ruminants (cattle, sheep and certain other hoofed animals) or ruminant products from Canada pending further investigation. Several other countries also imposed import restrictions. On August 8, 2003, the USDA announced that it would begin to accept applications for import permits for certain boneless ruminant products, including boneless bovine meat from cattle under 30 months of age. Several other countries followed the U.S. lead and resumed the import of certain Canadian beef products.

The closure of the Canada-U.S. border to Canadian ruminants and ruminant products adversely impacted the Canadian ruminant industry. The Canadian Government and certain provincial governments, including the Government of Manitoba, implemented various programs to provide support to the industry.

In July 2005, the border was reopened for cattle under 30 months of age. On September 14, 2007 the USDA announced that effective November 19, 2007, the U.S. border would be open to older cattle. The new U.S. rules allow for the import into the United States of any live cattle born on or after March 1, 1999.

On March 5, 2004, the National Pork Producers Council in the United States, along with state pork producer organizations, filed anti-dumping and countervailing duty petitions with the United States government against Canadian swine exporters. On October 15, 2004, the U.S. Department of Commerce announced that, as a result of their investigations, a preliminary duty of 14.06% will be applied to live swine exports from Canada. Manitoba accounts for approximately half of Canada’s live swine exports to the United States, and, in 2004 exported live swine valued at approximately $352 million to that country. In April 2005, the International Trade Commission officially found that Canadian swine exporters were causing no injury to the U.S. industry resulting from alleged “dumping”. The 14.06% duty on swine exports has been lifted.

In the first six months of 2007, farm cash receipts increased 23.2% from the same period in 2006. Crop cash receipts increased 86.7%, due to higher production volumes associated with the 2006 growing year and higher prices, with the increases occurring across all the major crop categories. Livestock cash receipts increased 15.9% with cattle and calves increasing 42.2% and hog receipts increasing 8.2%. Direct Payments decreased $181.3 million or 43.9%.

In 2007, crop production volumes are expected to decline by 9.1% from 2006 levels, as a result of reduced planted acreage and lower yields in Manitoba, although production values are expected to increase due to higher prices. The value of livestock production in Manitoba is expected to continue to increase following the reopening of the Canada-U.S. border to cattle.

Minerals.  The principal metals produced in Manitoba are nickel, copper, zinc, and gold. Other metals include cobalt, silver, tantalum and platinum. Industrial minerals produced consist principally of sand and gravel, stone, peat moss and lime.

The two companies with the largest mining operations in Manitoba, accounting for approximately 70% of all mineral production, are CVRD Inco Limited, which produces mainly nickel, copper and cobalt, and Hudbay Minerals Inc., which produces mainly copper and zinc.

In 2006, the gross value of mineral production in Manitoba increased 65.3% to $2,606 million. The value of metal production, which is a component of mineral production, increased 73.2% in 2006 as a result of higher prices for base metals and increased production values for copper and gold. Nickel accounted for 39% of the gross value of mineral production in 2006. The value of zinc and copper production increased as a result of higher production volumes and higher prices. The value of petroleum production increased 58.9%, reflecting higher prices and increased production volume, while the value of industrial mineral production increased 7.6%.

The following table sets forth the gross value of mineral production and the compound annual growth rates for the calendar years 2002 through 2006.

GROSS VALUE OF MINERAL PRODUCTION

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)

Metals
Nickel	$403.4	$523.0	$673.1	$670.7	$1,008.5	25.7%
Copper	96.0	69.5	147.1	158.0	423.1	44.9
Zinc	118.3	97.3	136.4	175.1	369.7	33.0
Gold	85.6	63.1	76.0	50.4	76.1	−2.9
Other Metals	50.7	44.3	72.4	77.0	81.5	12.6

Total Metals	754.0	797.1	1,105.1	1,131.2	1,959.0	27.0
Petroleum	154.1	157.4	195.7	327.1	519.9	35.5
Industrial Minerals	96.5	95.0	105.2	118.1	127.1	7.1

Total	$1,004.5	$1,049.5	$1,406.0	$1,576.3	$2,606.0	26.9

Sources: Statistics Canada and Manitoba Department of Science, Technology, Energy and Mines.

Overall mineral production values are expected to increase in 2007. Higher prices for metals, especially nickel and zinc, combined with production volumes near 2006 levels, are expected to increase the overall value of production in the province.

In 2005, gold production fell due to the closure of the New Britannia mine in Snow Lake. San Gold Corporation began gold production at their Rice Lake mine near Bissett in August, 2006. Crowflight Minerals is presently developing a nickel deposit at Bucko Lake near Thompson. The company plans to have a mine in production by the second quarter of 2008.

The increase, in petroleum production in 2005 and 2006 is largely due to the development of the new Sinclair oil field in Southwestern Manitoba.

Services.  The service sector comprises a wide range of activities including transportation, finance, trade, tourism and personal services. From 2002 through 2006, commercial service industries accounted for 49.1% of average total employment in Manitoba, and non-commercial (primarily publicly funded) services accounted for 26.8%.

Winnipeg is an air, rail and trucking hub, connected to Canadian and international markets. Both of Canada’s national railways pass through Winnipeg where they have large operations. Several of Canada’s largest trucking firms are headquartered in Manitoba. Because Winnipeg International Airport is one of the few that does not have nighttime landing restrictions, and is centrally located in North America, it is a major hub for courier services.

Commodity trading and financial services are important components of Winnipeg’s economy. In particular, the city is the center of Canada’s grain trade. The Canadian Wheat Board is located in Winnipeg. The Winnipeg Commodity Exchange is the only commodity exchange, and the second largest futures exchange, in Canada. Eight grain companies have their head office or Canadian head office in Winnipeg. Winnipeg is also the headquarters of Canada’s largest mutual fund company, Investors Group, and one of Canada’s largest life insurance companies, Great-West Life.

Manitoba’s central location, low-cost office space and multilingual labor force have contributed to the expansion of call centers (telemarketing and customer service centers) in the Province. Data processing and engineering are important extra-provincial export-oriented industries. Winnipeg is the headquarters for Canwest Global Communications Corp., one of the largest media companies in Canada.

Winnipeg serves as a regional shopping center for all of southern Manitoba. In 2006, retail sales in Manitoba increased 4.5% to $12.9 billion. In the first eight months of 2007, retail sales increased 9.2% compared to the same period of 2006.

The Province has a well-developed tourism industry. As a result of Manitoba’s central location, the Province attracts national and international convention activity. Winnipeg serves as a regional entertainment center for portions of North Dakota, Minnesota and northwestern Ontario. Manitoba has an excellent resource base for outdoor recreational activities and has many public and private tourism facilities.

Total Exports and Imports

In 2006, total exports of Manitoba goods and services to foreign markets and other provinces increased 4.4% to $25.6 billion. Total imports increased 4.6% to $27.8 billion. The trade deficit was $2.2 billion. Total exports were equal to 58.1% of GDP while total imports were equal to 63.1%.

The following table sets forth categories of Selected Trade indicators for the calendar years 2002 through 2006.

SELECTED TRADE INDICATORS

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(In millions of dollars unless otherwise indicated)

Exports of Goods and Services
International	$11,330	$11,067	$12,203	$12,438	$13,248
Interprovincial	11,180	11,192	11,769	12,081	12,346

Total Exports of Goods and Services	22,510	22,259	23,972	24,519	25,594
Ratio of total exports to Nominal Gross Domestic Product	61.6%	59.5%	60.3%	58.9%	58.1%
Imports of Goods and Services
International	11,078	10,864	11,405	11,678	12,216
Interprovincial	12,460	13,471	14,197	14,923	15,597

Total Imports of Goods and Services	23,539	24,335	25,601	26,601	27,813
Ratio of total imports to Nominal Gross Domestic Product	64.5%	65.1%	64.4%	63.9%	63.1%

Trade Balance	$(1,029)	$(2,076)	$(1,629)	$(2,082)	$(2,219)

Source: Statistics Canada and the Manitoba Bureau of Statistics.

Goods exports accounted for 91.9% of all international exports in 2006 (91.5% in 2005), while services exports accounted for 8.1% in 2006 (8.5% in 2005).

Goods exports accounted for 49.9% of all interprovincial exports in 2006 (49.0% in 2005), while services accounted for 51.1% in 2006 (51.0% in 2005).

Goods imports accounted for 86.7% of all international imports in 2006 (86.9% in 2005), while services accounted for 13.3% in 2006 (13.1% in 2005).

Goods imports accounted for 58.7% of all interprovincial imports in 2006 (59.1% in 2005), while services imports accounted for 41.3% in 2006 (40.9% in 2005).

Foreign Merchandise Exports

In 2006, foreign merchandise exports amounted to $10.9 billion, an increase of 12.3% from 2005, and were equal to 24.7% of GDP at market prices. In 2006, of the total foreign merchandise exports, 78.1% were to the United States, 14.7% to Asia, 4.1% to Europe and 1.4% to Mexico.

Over the five years 2002 to 2006, exports to the United States increased by 11.6% (representing a compound annual growth rate of 2.8%) and exports to all other countries increased by 32.6% (representing a compound annual growth rate of 7.3%).

The following table sets forth foreign exports by commodity and the compound annual growth rates for the calendar years 2002 through 2006.

FOREIGN EXPORTS BY COMMODITY (1)

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)

Manufacturing
Primary Metals	$847.1	$870.2	$963.0	$920.2	$1,622.3	17.6%
Transportation Equipment	944.9	878.4	932.2	1,007.2	1,072.1	3.2
Food	1,058.6	1,085.7	1,195.6	1,083.5	1,056.9	0.0
Chemicals	396.3	459.7	457.7	459.9	955.2	24.6
Machinery	679.8	620.8	728.7	777.2	746.2	2.4
Wood Products	573.3	553.0	638.4	623.0	502.5	−3.2
Paper and Allied	267.1	298.6	300.5	294.2	268.1	0.1
Plastics	221.4	229.1	233.9	242.3	248.4	2.9
Electrical and Electronic	188.2	187.9	192.4	238.2	220.0	4.0
Printing and Publishing	195.2	182.7	183.9	189.4	186.7	−1.1
Fabricated Metal	119.2	116.2	130.8	163.1	156.9	7.1
Furniture and Fixtures	166.8	125.2	111.1	94.9	76.2	−17.8
Clothing and Textiles	145.2	122.4	99.0	74.8	65.6	−18.0
Other	299.9	328.9	333.0	246.4	239.1	−5.5

Total Manufacturing	6,103.0	6,058.6	6,500.3	6,414.4	7,416.2	5.0

Agriculture
Wheat	582.6	621.8	677.1	407.6	397.4	−9.1
Oilseeds	397.5	694.0	601.9	461.1	378.2	−1.2
Hogs	246.0	276.4	352.4	418.2	374.5	11.1
Cattle	273.2	106.7	0.0	119.1	183.2	−9.5
Vegetables	152.5	161.5	143.4	142.9	115.5	−6.7
Other Grains	136.0	176.2	152.6	147.2	114.1	−4.3
Other Agriculture	51.0	35.5	32.6	23.4	33.7	−9.8

Total Agriculture	1,838.9	2,072.1	1,960.0	1,719.4	1,596.5	−3.5

Electricity	390.5	263.7	379.7	572.1	637.9	13.1
Other Primary	35.8	31.4	30.2	46.5	41.1	3.5
Oil Trans Shipment	756.5	488.6	400.9	550.3	775.9	0.6
Other	279.5	279.7	322.7	376.0	402.6	9.6

Total	$9,404.3	$9,194.2	$9,593.9	$9,678.7	$10,870.3	3.7

(1) Most export data, except for some principal grains, are based on port-of-exit information; consequently, data for several categories do not reflect the true value of provincial foreign exports. The above data for 2006 include two items that do not truly reflect foreign exports of Manitoba products. Oil Trans Shipment represents crude oil production that originated in Alberta and Saskatchewan and was shipped through the Province. The value of nickel exports is $464.7 million. This does not include an estimated $93.2 million of nickel which was exported through Ontario.

Source: Statistics Canada.

Total foreign exports for the first eight months of 2007 were up 18.5% compared to the first eight months of 2006. On a year-to-date basis, exports to the United States have increased by 8.7% while exports to other countries have increased by 54.7%.

Capital Investment

In 2006, capital investment increased 14.2%. The largest percentage increases in capital investment occurred in: transportation and storage; utilities; public administration; professional and scientific; and minerals. The decreases in capital investment occurred in health care and social services; other services (primarily accommodation, food services, arts, entertainment and recreation); information and culture; and education. The Statistics Canada survey of investment intentions published in February 2007 indicates that capital investment in 2007 is expected to increase by 11.3%. Private capital investment is expected to increase 6.5% and public investment to increase 23.7%. The largest increases are expected to occur in public administration; manufacturing; other services (primarily accommodation, food services, arts, entertainment and recreation); and transportation and storage. The decreases are expected to occur in professional and scientific; wholesale trade; finance and insurance; and information and culture.

The following table sets forth categories of capital investment and the compound annual growth rates for the calendar years 2002 through 2006.

CAPITAL INVESTMENT

						Compound
						Annual
						Growth
	Year Ended December 31,					Rate
	2002	2003	2004	2005	2006	2002-2006
	(In millions of dollars)

Housing	$1,136.9	$1,256.8	$1,517.6	$1,635.3	$1,806.9	12.3%
Utilities	500.3	475.2	574.1	687.0	945.3	17.2
Public Administration	570.8	619.2	647.6	666.8	880.3	11.4
Finance and Insurance	446.2	407.5	518.3	509.0	552.3	5.5
Transportation and Storage	387.3	401.2	375.5	346.8	513.6	7.3
Manufacturing	551.7	461.4	449.1	381.6	443.3	−5.3
Minerals	266.0	285.4	250.9	323.3	389.1	10.0
Agriculture	436.8	414.4	381.2	341.0	345.7	−5.7
Information and Culture	355.8	299.1	298.2	334.3	318.1	−2.8
Real Estate	344.6	293.6	239.4	296.3	312.7	−2.4
Retail Trade	173.6	269.2	306.4	215.9	227.5	7.0
Construction	142.4	149.9	167.8	173.3	205.1	9.6
Wholesale Trade	152.6	165.5	167.9	152.8	181.0	4.4
Education	142.7	155.4	163.9	183.6	177.0	5.5
Health Care and Social Services	152.9	213.3	203.8	259.9	157.0	0.7
Professional and Scientific	74.8	89.7	109.6	118.9	156.1	20.2
Other	177.1	206.0	327.6	210.3	195.6	2.5

Total	$6,012.5	$6,162.8	$6,689.9	$6,836.1	$7,806.6	6.7

Private	$4,649.2	$4,720.7	$5,082.0	$5,091.4	$5,652.9	5.0
Public	1,363.3	1,442.1	1,616.9	1,744.8	2,153.7	12.1

Source: Statistics Canada.

Labor Force

In 2006, employment increased by 1.2% with growth occurring in forestry, fishing, and mining; wholesale and retail trade, construction; transportation and storage; education and health services; and finance, insurance and real estate. There was no change in employment in public administration. Declines were recorded in utilities; professional and administrative services; information, culture and recreation; manufacturing; accommodation and other services; and agriculture. In 2006, the average unemployment rate in Manitoba was 4.3%, the second lowest of any province in Canada and significantly lower than Canada’s rate of 6.3%.

The following table sets forth selected labor force statistics for Manitoba and Canada for the calendar years 2002 through 2006.

LABOR FORCE

	Annual Averages
	2002	2003	2004	2005	2006
	(In thousands unless otherwise indicated)

Labor Force	597.8	600.3	608.9	609.4	613.5
Employment	567.2	570.3	576.6	580.3	587.0
Participation Rate (%)	69.0	68.7	69.1	68.6	68.8
Participation Rate (Canada) (%)	66.9	67.5	67.5	67.2	67.2
Unemployment Rate (%)	5.1	5.0	5.3	4.8	4.3
Unemployment Rate (Canada) (%)	7.7	7.6	7.2	6.8	6.3

Source: Statistics Canada.

In the first nine months of 2007, seasonally adjusted employment in Manitoba increased 1.3% compared to the same period for 2006, reaching 594,400. Employment increases were recorded in construction; public administration; manufacturing and education and health services. There was no change in employment in forestry, fishing and mining. Declines were recorded in utilities; accommodation and other services; professional and administrative services; finance, insurance and real estate; transportation and storage; information, culture and recreation; agriculture; and wholesale and retail trade.

In the first nine months of 2007, the seasonally adjusted unemployment rate in Manitoba averaged 4.5%, up from 4.3% in the same period in 2006. In the first nine months of 2007, the seasonally adjusted unemployment rate in Canada averaged 6.1%. Manitoba’s seasonally adjusted labor force participation rate over the first nine months of 2007 averaged 69.3%, up from 68.8% in the same period of 2006.

Energy

Refined petroleum and natural gas provided 39.3% and 31.2%, respectively, of the Province’s total energy needs in 2005, while 27.6% was provided by hydro-electric energy generated in the Province. For more information on hydro-electric energy generated in the Province, see “The Manitoba Hydro-Electric Board.”

GOVERNMENT FINANCES

Under the Constitution, the Province has the power to impose direct taxation within the Province in order to raise revenue for Provincial purposes. It also has exclusive jurisdiction over the borrowing of money on the sole credit of the Province.

Under the statutes of the Province, public money is deposited to the credit of the Minister of Finance and forms part of the Consolidated Fund of the Province. Money necessary to carry out the operations of the Province in each fiscal year is voted by the Legislative Assembly, with the exception of those expenses for which provision has already been made by special legislation, such as amounts required to service the debt of the Province and to fulfill guarantees made by the Province. In addition, the Lieutenant Governor in Council may, when the Legislative Assembly is not in session, authorize expenses that are urgently and immediately required for the public good through the issuance of special warrants.

The Summary Financial Statements of the Government of the Province of Manitoba (See “Tables of Supplementary Information — Tables I and II”) reflect the financial results of the Government Reporting Entity, which consists of the Consolidated Fund plus Crown organizations and Government Business Enterprises (i.e. entities whose principal activity is carrying on a business, such as The Manitoba Hydro-Electric Board (“Manitoba Hydro”), Manitoba Public Insurance Corporation, Manitoba Liquor Control Commission and Manitoba Lotteries Corporation). These financial statements consolidate the financial statements of all of the organizations comprising the Government Reporting Entity, except for Government Business Enterprises, which are accounted for by the modified equity method of accounting. The purpose of the Summary Financial Statements is to report fully the nature and extent of the financial affairs and resources for which the Government is ultimately responsible.

In order to be considered a part of the Government’s Reporting Entity for the “Summary Financial Statements”, an organization must be controlled by the Government. Control, as defined by the Canadian Institute of Chartered Accountants (“CICA”) Public Sector Accounting Standards Board, is the power to govern the financial and operating policies of another organization with the expected benefits or the risk of loss to the Government from the other organization’s activities.

Crown organizations are consolidated after adjusting their accounting policies to a basis consistent with the accounting policies of the Government Reporting Entity. Inter-entity accounts and transactions are eliminated upon consolidation, except for retail sales tax and the levy for health and education. Where the fiscal year-end dates of Crown organizations are not the same as that of the Government Reporting Entity and their transactions significantly affect the financial statements, their financial results are updated to March 31.

Government Business Enterprises, whose principal activity is carrying on a business, maintain their accounts in accordance with accounting principles which are generally accepted for business enterprises and which are considered appropriate to their individual objectives and circumstances. They derive the majority of their revenue from sources outside the Government Reporting Entity. They are reported in the Summary Financial Statements using the modified equity method of accounting without adjusting their accounting policies to a basis consistent with that of the Government Reporting Entity. Under the modified equity method, the Province includes the Government Business Enterprises’ net assets and net income by adjusting the investment shown in the Province’s Summary Statement of Financial Position and by presenting the net income as a separate item on the Province’s Summary Statement of Revenue and Expense. The financial results of business enterprises are not updated to March 31 where their fiscal year-end is not the same as that of the Government Reporting Entity except when transactions which would significantly affect the Summary Financial Statement occur during the intervening period. Inter-entity accounts and transactions are not eliminated, nor are normal inter-entity operating transactions disclosed separately.

As of fiscal year 2005, all health care facilities were included in the Summary Financial Statements. Prior years’ revenue and expenses have been restated on this basis.

The Consolidated Fund of the Province reflects, on a combined basis, the transactions and balances of the Core Government (which records the operations of government departments and programs), the

Trust Fund (which records the trust administration function) and other special funds of the Province, such as the Fiscal Stabilization Fund and the Debt Retirement Fund, on a combined basis. The Legislative Assembly’s budgeting process is based on the Core Government Operations, and compliance with the Province’s balanced budget legislation is measured by reference to the Core Government.

The revenues and expenses of the Provincial Government are recorded in the Summary Financial Statements on an accrual basis with the following specific accounting policies:

a)	Government of Canada Receipts — Transfer payments from the Government of Canada include all accruals determined before June 15 each year for current year entitlements that have been authorized by March 31, that can be reasonably estimated and for which any eligibility criteria have been met. The Province’s share of individual and corporation income tax pursuant to the Federal-Provincial Tax Collection Agreements, are recorded on a cash basis for cash receipts received up to March 31 plus an accrual of prior period adjustments determined before June 15 each year.

b)	Other Revenue — all other revenues are recorded on an accrual basis except when the accruals cannot be determined with a reasonable degree of certainty or when their estimation is impracticable. Recoveries of the debt servicing costs on self-supporting debt of government business enterprises are recorded as a reduction of debt servicing expense.

c)	Expenses — all expenses incurred for goods and services received are recorded on an accrual basis. Exceptions to this policy involve the acquisition of inventories acquired for the government’s use that are reflected as expenses when incurred.

Expenses include provisional amounts recorded in anticipation of costs which are quantifiable and have been identified as obligations. Government transfers are recognized as expenses in the period during which the transaction is authorized and any eligibility criteria are met.

The Summary Financial Statements do not include revenue and expenses of local government bodies such as municipalities which carry out certain responsibilities delegated by the Province, except that provincial assistance provided to those entities is included in the accounts of the Province as an expense. Local government bodies do not have responsibility for education, which is a provincial responsibility.

The Summary Financial Statements have been prepared in accordance with GAAP for senior Governments as recommended by the CICA except that they do not reflect the financial position for public school divisions. The financial operations of these divisions are reflected only to the extent that their operations were financed from or contributed to the Summary Financial Statements. Changes to the GAAP definition of the Government Reporting Entity (“GRE”) required that the school divisions, and other organizations that were previously not included, become part of the GRE effective April 1, 2005. While the other organizations have been included in the financial statements, the school divisions will not be included until the March 31, 2008 fiscal year. The accounting system currently adopted by the school divisions does not provide sufficient information to allow for the consolidation of the school divisions into the Summary Financial Statements in accordance with GAAP. Changes to the school divisions accounting systems are presently underway and the impact of those changes will be reflected in the financial reporting for the year ended March 31, 2008.

The accounts and financial statements of the Province are examined by the Auditor General who is responsible to the Legislative Assembly and is required to make a report to the Legislative Assembly with respect to each fiscal year.

STATEMENT OF REVENUE AND EXPENSE
OF THE GOVERNMENT REPORTING ENTITY (1)

	Year Ended March 31,
	2003	2004	2005	2006	2007
		(In millions of dollars)

Revenue
Manitoba Collections:
Retail sales tax	$1,007	$1,064	$1,125	$1,198	$1,277
Fuel taxes	231	233	235	236	241
Levy for health and education	257	268	287	303	318
Mining Tax	18	22	41	39	96
Other taxes	461	480	531	509	554
Fees and other revenue	1,669	1,710	1,842	2,057	2,049
Income taxes:
Corporation income tax	160	289	402	373	311
Individual income tax	1,636	1,720	1,842	1,949	2,130
Net income from Government business enterprises	476	(11)	679	958	627
Federal transfers:
Equalization	1,338	1,414	1,699	1,601	1,709
Canada Health and Social Transfer	756	917	1,006	1,157	1,198
Medical Equipment Fund	16	21	30	—	—
Health Reform Fund	—	37	55	—	—
Primary Health Care Transition Fund	1	7	9	—	—
Shared cost and other	294	320	357	345	410

Total Revenue	8,320	8,491	10,140	10,725	10,920

Expenses
Health	3,058	3,408	3,560	3,809	4,005
Education	2,059	2,168	2,309	2,291	2,397
Family Services and Housing	930	961	1,020	1,075	1,142
Community, Economic and Resource Development	960	979	1,169	1,526	1,280
Justice and Other Government	724	755	755	820	831
Debt Servicing	824	799	765	810	835

Total Expenses	8,555	9,070	9,578	10,331	10,490

Net Revenue (Expenses) Before Extraordinary Item	(235)	(579)	562	394	430
Adjustment to estimate for Federal accounting error	51	—	—	—	—

Summary Net Income (Loss)	$(184)	$(579)	$562	$394	$430

(1)	Earlier years are restated to conform with the 2007 presentation.

Budget

The Provincial Government prepares a budget for each fiscal year, which estimates revenue and expenses for both Core Government operations and on a summary financial basis. The Fiscal Stabilization Fund serves to cushion fluctuations in provincial revenue and provide a more stable basis for fiscal decisions. The Fund is also available for special initiatives. The Fiscal Stabilization Fund earns interest. Transfers to and from the Fiscal Stabilization Fund are determined by the Minister of Finance, subject to approval by the Lieutenant Governor in Council. At March 31, 2007, the Fiscal Stabilization Fund had $663 million in liquid assets.

In 2004, the Government of Manitoba announced its plan to implement Summary Budgeting and Reporting on a full generally accepted accounting principles (GAAP) basis for the fiscal year ending March 31, 2008. The consulting firm of Deloitte & Touche was hired to work with a steering committee to advise on how to manage this transition. This summary budgeting and reporting for fiscal year 2007/08 encompasses the core operations and activities of government, the results of Crown enterprises like Manitoba Hydro and Manitoba Public Insurance, and other entities including health care institutions, universities, school boards and community colleges.

The Balanced Budget, Debt Repayment and Taxpayer Accountability Act (the “Balanced Budget Act”) requires the total expenses of the Core Government (both current and amortization of capital assets) (including transfers to the Debt Retirement Fund) to be no greater than revenue (including transfers from the Fiscal Stabilization Fund). Debt repayments in the Debt Retirement Fund also include payments toward the pension liability of the government. The exceptions in the determination of a positive or negative balance for the Balanced Budget Act include war, disaster or a single year decline in revenue of 5.0% or more which is not the result of change in Manitoba taxation laws. Proceeds from the sale of a Crown corporation may not be used in determining whether there is a positive or negative balance for a fiscal year.

If a deficit not allowed under the Balanced Budget Act is incurred, the salaries of all members of the Executive Council will be reduced, and the shortfall is required to be made up in the subsequent year. These provisions do not apply in the fiscal year during which an election results in a change in the party forming the Government. The Balanced Budget Act requires minimum, annual payments to the Debt Retirement Fund, which currently are at a level of $110 million per year, for the purpose of retiring the net general-purpose debt and pension liability of the Province. The Balanced Budget Act limits tax increases by requiring the approval of voters in a referendum before the rates of four major taxes may be increased. In the fiscal year ended March 31, 2007, these four taxes accounted for 71% of own source revenue and 46% of total revenue. Exceptions are allowed for revenue-neutral rebalancing of Provincial tax rates, and for offsetting changes in federal and provincial taxes.

BALANCED BUDGET ACT COMPLIANCE AND BUDGETED FINANCING REQUIREMENT

	Year Ending March 31,
					Budget
					Estimate
	2004	2005	2006	2007	2008
	(In millions of dollars)

Total Revenue before Transfer from Fiscal Stabilization Fund and Extraordinary Item	$7,306	$8,223	$8,425	$8,948	$9,302

Total Revenue before Transfer from Fiscal Stabilization Fund	7,306	8,223	8,425	8,948	9,302
Total Expenses Before Transfer to Debt Retirement Fund	7,440	7,718	8,284	8,728	9,226

Core Government Surplus (Deficit) Before Transfers	(133)	505	141	220	76
Transfer from Fiscal Stabilization Fund	171	—	—	—	37
Transfer to Debt Retirement Fund	(96)	(99)	(110)	(110)	(110)

Core Government Surplus (Deficit)	(59)	406	31	110	3
Adjustment for Balanced Budget Legislation purposes:
Disaster Expenditures (1)	71	—	—	—	—

Budgetary Surplus for Balanced Budget Legislation purposes	$13	$406	$31	$110	$3

Financing Requirements
Refinancing
For General Government Programs	$394
For Manitoba Hydro	521
For Other Self-Sustaining Programs	121
New Cash Requirements
For General Government Capital Investments	376
Teachers’ Retirement Allowances Fund	1,002
For Manitoba Hydro	458
For Other Self-Sustaining Programs	74

Total Provincial Financing Requirement	$2,946

(1) Under The Balanced Budget Act, the Government is not required to include in the determination of the annual operating balance, an expenditure required in the fiscal year as a result of a natural or other disaster in Manitoba that could not have been anticipated and affects the Province or a region of the Province in a manner that is of urgent public concern. In 2004 expenditures totaling $71 million that relate primarily to exceptional costs incurred from forest fire suppression activities and BSE are considered to qualify for exemption under this provision.

In the fiscal year 2007, total Core Government revenue was $8,948.6 million or $297.6 million higher than the budget estimate of $8,651.0 million, due to higher than budgeted revenue from own source taxation revenue of $142.0 million as a result of higher than budgeted revenue in Individual and Corporation Income Tax, in addition to increases in the Government of Canada revenue of $122.0 million.

Total Core Government expenses before transfers to the Debt Retirement Fund for the year ended March 31, 2007 were $8,727.6 million, up $105.4 million from the budget estimate of $8,622.2 million, reflecting increases in health care expenses of $34.0 million; higher than budgeted expenses for forest fire suppression and other unbudgeted emergencies such as spring flooding of $29.0 million; and increases in the department of Agriculture, Food and Rural Initiatives of $25.0 million.

After a transfer to the Debt Retirement Fund of $110.0 million, the Budgetary Surplus for Balanced Budget Legislation purposes was $110.0 million, $107.0 million higher than budgeted.

The Summary Budget for the fiscal year ending March 31, 2008 was presented to the Legislature on April 4, 2007.

The following discussion of Core Government Revenues and Expenses reflects budgeted and actual amounts used in the budgetary process of the Legislative Assembly and for purposes of the Balanced Budget Act, which may differ from corresponding amounts reflected in the Summary Financial Statements.

Core Government Revenue

Provincial Source Revenues.   Of its Total Revenue Before Transfer from Fiscal Stabilization Fund budgeted for the fiscal year ending March 31, 2008 of $9,302.0 million, the Province expects to derive $5,900.2 million or about 63.4% from provincial sources. In the fiscal year ending March 31, 2007, Total Revenue before Transfer from Fiscal Stabilization Fund was $8,948.6 million, of which $5,830.5 million, or about 65.2%, was derived from provincial sources.

Taxation in Canada is constitutionally divided between the Federal and Provincial Governments. The Federal Government collects taxes partly for its own expenditures and partly for distribution to the provinces. The Federal Government has authority to apply both direct and indirect taxes while provinces generally may apply direct taxes only. However, provinces may apply limited indirect taxation in the resource field. Local governments derive their taxing powers from the provinces.

The personal income tax field is shared by the Federal and Provincial Governments. The Province has a personal income tax with 3 brackets and rates ranging up to 17.4% applied directly to taxable income, subject to certain tax credits which are generally recorded as expenses. The personal income tax is collected on the Province’s behalf by the Federal Government. Personal income tax revenue in the fiscal year ending March 31, 2008 is budgeted at $2,159.4 million, up from $2,130.5 million received in the previous fiscal year.

The Province levies a tax on the taxable income of corporations. The tax rate on taxable income of small businesses (currently with active business income of less than $400,000) is 3.0% with a planned reduction to 2.0% on January 1, 2008. The rate for large businesses is 14.0% with a planned reduction to 13.0% on July 1, 2008. Corporation income tax revenue for the fiscal year ending March 31, 2008 is budgeted at $279.1 million, compared to $310.6 million received in the previous fiscal year.

The Province applies a tax at a general rate of 7% on retail sales of most tangible personal property, with major exemptions in respect of food for home consumption, children’s clothing under $150, custom software, most farm machinery and prescription drugs. Retail sales tax revenue in the fiscal year ending March 31, 2008 is budgeted at $1,326.5 million, up from $1,281.1 million received in the previous fiscal year.

The Province levies a tax of 11.5¢ per litre on gasoline and motive fuels. For the fiscal year ending March 31, 2008, the revenues from gasoline and motive fuel taxes are budgeted at $231.9 million, down from $240.8 million received in the previous fiscal year. There is also a tobacco tax of 17.5¢ per cigarette and 16.5¢ per gram of fine-cut tobacco. Total tobacco tax revenue for the fiscal year ending March 31, 2008 is budgeted at $204.0 million, up from $201.6 million received in the previous fiscal year.

A levy for financing health and post-secondary education is applied to total compensation paid to employees by Manitoba employers. Employers with annual payrolls under $1 million are exempt and those with payrolls between $1 million and $2 million are subject to reduced rates. The exemption will increase to $1.25 million on January 1, 2008, with payrolls between $1.25 million and $2.5 million subject to a reduced rate. The tax rate on taxable payroll is 2.15%. For the fiscal year ending March 31, 2008, the levy is budgeted to yield $328.8 million, up from $317.7 million received in the previous fiscal year.

Federal Government Transfers.  Transfer payments from the Federal Government are budgeted to provide $3,401.8 million, or approximately 36.6% of the Province’s Total Revenue before Transfer from Fiscal Stabilization Fund budgeted in the fiscal year ending March 31, 2008. This compares to $3,122.5 million obtained in the previous fiscal year. Unconditional transfers, primarily receipts under a Federally funded provincial revenue equalization formula and cash payments under the Canada Health Transfer (“CHT”) and Canada Social Transfer (“CST”), account for $2,974.4 million, or approximately 32.0% of total budgetary revenue. Conditional transfers, consisting mainly of federal cost-sharing payments in respect of programs for social and economic development, account for the remainder of Federal Government transfers. Unconditional transfers in the fiscal year ending March 31, 2007 were $2,817.9 million.

The largest and most important of these Federal-provincial financing arrangements are authorized by the Federal-Provincial Fiscal Arrangements Act, (the “Federal Act”). The Federal Act establishes the concept of tax revenue equalization on a per capita basis to a value established by a formula incorporating a representative average tax system of the provinces. The Province budgeted unconditional revenue of

$1,826.0 million from Federal equalization payments in the fiscal year ending March 31, 2008, up from $1,709.4 million received in the previous fiscal year.

The Federal Government announced in the March 19, 2007 Federal Budget, that it would adopt a new funding formula for the allocation of Equalization among the provinces. Introduced for the fiscal year ending March 31, 2008, the new Equalization Program includes a 10-province standard and is calculated based on a three-year moving average. It is expected that the new formula will make payments under the Equalization Program more predictable.

The CHT and CST arrangements provide Federal assistance to the Province in respect of its health care, post-secondary education, early learning and childcare and social service programs through transfers of taxing authority and cash payments. The amount of Federal assistance is not determined in relation to actual program costs, but rather is calculated on the basis of per capita entitlements. The total cash component of these arrangements is budgeted at $1,157.4 million for Manitoba for the fiscal year ending March 31, 2008 compared to $1,132.2 million received in the previous fiscal year. In addition $47.3 million for other health funds is budgeted in fiscal year 2007/08.

On September 16, 2004, the Federal, Provincial and Territorial governments reached an agreement to provide additional Federal assistance in respect of Provincial and Territorial health care programs. This agreement provides for stable increases each year under the CHT in respect of Provincial and Territorial health care programs. Manitoba’s share of the increase in Federal funding will be in proportion to its share of the national population, which in 2007 was approximately 3.6%. The current Federal Government has confirmed it will honour the agreement.

The agreement also provides an escalator clause for the CHT. The national CHT cash payment to all Provincial and Territorial governments, $19.0 billion for the fiscal year ending March 31, 2006, is escalated by 6.0% per annum beginning in the fiscal year ending March 31, 2007.

The March 19, 2007 Federal Budget also announced changes to the CST. The CST will now be allocated on an equal per capita cash basis for the fiscal year ending March 31, 2008 and subsequent years. The Federal Government will provide transitional “floor” payments to ensure that the CST is not reduced below 2007/08 levels. As with the CHT, the Federal Government will provide an annual escalator of 3.0% for the CST starting in the fiscal year ending March 31, 2010. This will provide for stable and predictable increases in CST transfers to the Provincial and Territorial governments.

Federal legislation entrenched the methodology for the Equalization Program, CHT and the CST until the fiscal year ending March 31, 2014, with all three major Federal transfer programs on the same renewal timetable.

As part of this agreement, Provincial and Territorial governments have committed to an action plan to improve access to health care, including reduced waiting times for procedures, improved home care coverage, cooperation on a national pharmaceutical strategy and a pan-Canadian public health strategy.

The Federal Act includes a stabilization formula, which provides for federal grants and interest-free loans if revenue from a province’s own sources plus equalization falls below 95% of the previous year’s level, excluding variations of natural resource revenue. The Federal Act also provides a limited guarantee arrangement to compensate provinces for certain losses incurred during the calendar year in which a national personal income tax change results in provincial income tax reductions.

In January 2002, the Federal Government discovered a long-standing error with respect to personal income tax remittances to provinces for taxes collected by the Federal Government on behalf of the provinces. Several provinces, including Manitoba, received overpayments. Transfer payments of most provinces were also impacted by this error. The Federal Government has recovered from Manitoba a total of $168 million related to the 2000 tax year remittances and has recovered a further $61 million for the 2001 tax year. In September 2002, the Federal Government announced a settlement with the provinces affected by this error and an amendment to equalization regulations which resulted in Manitoba receiving an additional $138 million for 2001/02. In accordance with the settlement, Manitoba will reimburse the Federal Government $91 million, to be paid in ten equal annual installments beginning in 2004/05. Also, as part of the settlement, Manitoba received a $140 million transitional payment in 2002/03. This payment offset a similar amount which had been budgeted as equalization revenue in the Budget Estimate 2003 and which was not received.

Core Government Expenses

Health.  For the fiscal year ending March 31, 2008, expenditure for Health is budgeted at $3,882.4 million, an increase of 7.6% over the prior year’s budget. This is the largest single expense category and represents 42.1% of the Province’s total budgeted Expenditure Estimate. Health includes the Universal Health Benefits Plan under which hospital and medical care is available to Manitoba residents without charge. Under this Plan, the Province pays all the operating costs as well as the debt servicing costs of approved capital construction for hospitals and personal care institutions.

Education.  Education expenditure for the fiscal year ending March 31, 2008 is budgeted at $1,841.4 million, unchanged from the prior year, and represents 20.0% of Manitoba’s total budgeted Expenditure Estimate. The major portion of this expense, amounting to $1,301.7 million, is for providing direct financial support to local school divisions for the approved cost of public schools in the Province as well as the debt servicing costs of approved capital construction for schools. The additional funds required to operate the public schools, plus any special projects undertaken by the school divisions, are derived from a property tax on the residents of the divisions.

This expenditure also includes financial support for the four universities and the three community colleges in the Province, which is budgeted to amount to $539.7 million for the fiscal year ending March 31, 2008.

Family Services and Housing.  The Province’s social security program provides income security, financial assistance to the elderly, rehabilitation services for physically and mentally handicapped persons and child welfare services. This category represents 12.2% of the Province’s total budgeted Expenditure Estimate. For the fiscal year ending March 31, 2008, expenditure for Family Services and Housing is budgeted at $1,126.6 million, an increase of 8.9% over the prior year’s budget.

Community, Economic and Resource Development.  Expenditure on Community, Economic and Resource Development is budgeted at $1,321.1 million for the fiscal year ending March 31, 2008, an increase of 7.4% from the prior year. This represents 14.3% of Manitoba’s total budgeted Expenditure Estimate. The largest item in this category is Infrastructure and Transportation amounting to $493.4 million.

Justice and Other Expenditures.  Expenditure for Justice and Other Expenditures is budgeted at $778.4 million, an increase of 6.8% over the prior year and represents 8.4% of the Province’s total budgeted Expenditure Estimate.

The Province also provides property and cost-of-living tax credits to residents of Manitoba, budgeted at $273.4 million for the fiscal year ending March 31, 2008.

Expenditure for Provincial assistance to local governments is budgeted at $246.5 million for the fiscal year ending March 31, 2008 and includes $143.3 million for grants to the City of Winnipeg and $14.5 million for grants in lieu of taxes to municipalities.

The net cost of servicing total direct public borrowings after deducting recoveries from Crown organizations and Government Business Enterprises, investment earnings and interest recovery on departments’ capital asset purchases is budgeted at $276.0 million, a decrease of 2.1% over the prior year, primarily due to lower funding costs. For the fiscal year ending March 31, 2008, the gross interest expense for the Province’s direct funded borrowings is estimated to be $1,281.6 million, which is reduced by $159.0 million of interest income, $692.1 million of borrowings in which interest is recovered from Crown organizations and other government entities and $154.5 million in interest recovery on departments’ capital asset purchases.

CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES

The Province provides certain services and promotes certain types of social and economic development through Crown organizations and Government Business Enterprises (“Crown organizations”) which have access to financial assistance from the Province through advances, equity investments, guaranteed borrowings, loans and grants. Crown organizations such as Manitoba Hydro are intended to operate on a commercial basis, rather than being subsidized by the Province. The Province also operates other Crown organizations, such as The Manitoba Agricultural Services Corporation and The Manitoba Housing and Renewal Corporation, on a partially subsidized basis with funds provided from departmental appropriations. With the exception of The Liquor Control Commission and The Manitoba Lotteries Corporation, the profits of which are transferred to the Province, Crown organizations generally retain their profits for their own requirements. However, Manitoba Hydro was authorized to distribute retained earnings to the Province for the fiscal year ended 2003. Loans, advances, investments and grants are made as required for the operations of the organizations pursuant to appropriations in the Provincial Budget or through specific enactment by the Legislative Assembly.

A valuation allowance is provided in the accounts of the Province for decreases in the value of loans and advances made to Crown organizations, and is adjusted annually for changes that occur in the estimated realizable value of these assets, based on financial results applicable to the most recent fiscal year completed prior to April 1. The allowance is intended to provide for any accumulated operating and capital deficits of Crown organizations. This allowance as at March 31, 2007, was $328.2 million in respect of the Province’s total loans and advances to its Crown organizations in the amount of $7,794.6 million at such date.

The following table summarizes the loans and advances of the Province’s principal Crown organizations for the years 2003 through 2007 and the allowance for losses on realization of assets as at March 31, 2007:

LOANS AND ADVANCES TO
CROWN ORGANIZATIONS AND GOVERNMENT BUSINESS ENTERPRISES (1)

	As at March 31,
						2007
						Valuation
	2003	2004	2005	2006	2007	Allowance
	(In thousands of dollars)

The Manitoba Hydro-Electric Board (2)	$6,374,894	$6,492,818	$6,547,535	$6,624,445	$6,639,911	$—
The Manitoba Housing and Renewal Corporation (3)	345,052	336,739	328,654	323,883	318,856	240,654
The Manitoba Agricultural Services Corporation	311,627	373,388	364,477	342,820	326,478	40,723
The Manitoba Lotteries Corporation	173,700	173,076	246,095	237,105	197,416	—
Manitoba Development Corporation	107,184	122,407	118,788	90,796	91,988	41,628
Other	77,666	64,487	138,434	139,762	219,989	5,200

Total	$7,390,123	$7,562,915	$7,743,983	$7,758,811	$7,794,638	$328,205

(1) Crown organizations and Government Business Enterprises also have debt not guaranteed by the Province which consists of $166.3 million held by Canada Mortgage and Housing Corporation, an agency of the Federal Government, $9.7 million held by various First Nation Bands and $2.9 million of assumed mortgages on existing property.

(2) Provincial advances have been adjusted by the foreign currency fluctuation on the direct borrowings of the Province for which Manitoba Hydro is responsible.

(3) It is the policy of the Government to create or change valuation allowances to reflect the estimated realizable value of loans made to crown agencies, boards and commissions. This assessment is based on a review of the organization’s most recent financial statements and any accumulated deficit adjusted by prospective recoveries from future operations. Because it was determined that Manitoba Housing and Renewal Corporation (“MHRC”), in prior years, had not been amortizing its tangible capital assets in accordance with GAAP, MHRC’s accumulated deficit, for the year ended March 31, 2003, was understated and had to be increased to reflect additional accumulated amortization. As a result, there was an increase made to the MHRC valuation allowance of $229 million, an increase in accumulated deficit of $230 million and a decrease in expenses of $1 million.

The Manitoba Hydro-Electric Board provides for a supply of electrical power adequate for the needs of Manitoba, and promotes economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba. See “The Manitoba Hydro-Electric Board.” Pursuant to legislation enacted in 2001, the Government may not privatize Manitoba Hydro unless approved by the voters of Manitoba in a referendum.

The Manitoba Housing and Renewal Corporation undertakes the construction of housing projects and administers various provincially subsidized housing programs, including rental subsidies for low income families, housing grants for elderly persons and housing improvement programs.

At March 31, 2007, the Corporation had total assets of $364.7 million represented by $67.3 million of projects completed or under construction, owned land held for development and/or sale having a book value of $21.1 million, loans and mortgages receivable of $153.1 million and other assets of $122.1 million.

The Manitoba Agricultural Services Corporation (“MASC”) provides credit for farmers principally through direct loans for capital purposes secured by first mortgages held by MASC and through guarantees of loans by chartered banks. MASC also provides crop insurance to farmers.

At March 31, 2007, MASC had total assets of $519.3 million, of which $300.4 million represented receivables secured by first mortgages on farm land and buildings. For the fiscal year ended March 31, 2007, MASC’s operating surplus was $66.0 million, after Provincial operating grants of $64.6 million. As at March 31, 2007, the accumulated surplus of MASC was $153.7 million.

PUBLIC DEBT

Borrowing Record

The Province has always paid the full face amount of the principal of and premium and interest on (a) every direct obligation issued by it and (b) every indirect obligation on which it has been required to implement its guarantee, all promptly when due in the currency in which and country where payable at the time of payment thereof, subject during wartime to any applicable laws and regulations forbidding trading with the enemy.

Direct Funded Borrowings of the Province

The Province borrows to fund its net cash requirement. The following table summarizes the direct funded borrowings of the Province by currency as at March 31 for the years 2003 through 2007.

DIRECT FUNDED BORROWINGS OF THE PROVINCE (1)

	As at March 31,
	2003	2004	2005	2006	2007
	(In thousands of dollars)

Direct Funded Borrowings Payable in:
Canadian Dollars (2)	$11,812,749	$13,120,739	$14,162,084	$14,449,925	$14,392,885
Issues hedged to Canadian Dollars	3,348,799	3,210,936	2,946,914	2,834,264	3,482,100
U.S. Dollars	3,305,925	2,227,850	2,056,320	2,221,050	2,194,026
Issues hedged to U.S. Dollars	939,179	957,913	884,160	617,340	609,829

Total Direct Funded Borrowings	19,406,652	19,517,438	20,049,478	20,122,579	20,678,840
Less: Sinking Funds	(5,805,288)	(4,730,421)	(4,553,259)	(4,500,996)	(4,787,510)

Net Direct Funded Borrowings	$13,601,364	$14,787,017	$15,496,219	$15,621,583	$15,891,330

Raised for the purpose of:
General Government Programs (3)	$6,641,425	$6,859,058	$6,952,033	$7,041,338	$7,308,351
The Manitoba Hydro-Electric Board	5,398,925	5,764,322	5,968,455	6,038,950	5,965,884
Other Self-Sustaining Borrowings	1,561,014	1,685,995	2,079,217	2,038,959	2,083,943
Loans Payable to Government Business Enterprises and Other (4)	—	477,642	496,514	502,336	533,152

Net Direct Funded Borrowings	$13,601,364	$14,787,017	$15,496,219	$15,621,583	$15,891,330

(1) Debentures payable in U.S. dollars and other foreign currencies are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates. All U.S. dollar borrowing has either been hedged to Canadian dollars or is the responsibility of Manitoba Hydro, which has significant U.S. dollar revenues.

(2) Direct funded borrowings payable in Canadian dollars includes debentures held by the Canada Pension Plan Investment Fund. Such securities are payable 20 years after their respective dates of issue, are not negotiable, transferable or assignable, but are redeemable in whole or in part before maturity at the option of the Minister of Finance of Canada, on six months’ prior notice, when he deems it necessary in order to meet the requirements of the Canada Pension Plan. At March 31, 2006 and 2007, the amounts of such debentures were $757 million and $607 million, respectively.

(3) Borrowings for general government programs, including capital assets, consist of the total direct funded borrowings of the Province less borrowings issued for self-sustaining purposes.

(4) In Fiscal Year 2004, the Province, in accordance with GAAP, changed its accounting treatment for certain amounts owed to the Federal Government and for debentures issued by certain school boards and hospitals, the debt service of which is paid with grants from the Government.

For additional information as to the direct funded borrowings of the Province, see “Tables of Supplementary Information — Table III.” Subsequent to March 31, 2007, the Province issued funded borrowings of $2,238.7 million in Canadian dollars, which was issued to refinance maturing issues, and to provide funding for the Teachers’ Retirement Allowances Fund (as discussed in the pension liability section on pages 34 and 35), Manitoba Hydro Electric Board and self-sustaining programs.

Amounts owed to the Federal Government over time, which were previously treated as accounts payable, are now accounted for as loans payable.

With respect to debentures issued by school boards and hospitals, prior to 2004, as grants for debt service were paid, the Province recognized these expenses over the life of the debentures. Now the obligation to fund debt service is expensed in full at the time the debenture is issued. The debentures are held by the Provincial Sinking Fund and Manitoba Public Insurance (“MPI”), a provincial crown corporation. Debentures held by MPI are recorded as “Loans Payable to Government Business Enterprises”.

The Government also recognized a loan payable in respect of the pension liability of the Manitoba Liquor Control Commission.

The Province has not restated the financial statements for years prior to 2004. The effect of this change for prior years was reflected in the accumulated deficit and in the increase in loans payable recorded by the Province.

Guaranteed Borrowings of the Province

The following table summarizes the guaranteed borrowings of the Province by currency and purpose of issue as at March 31 for the years 2003 through 2007.

GUARANTEED BORROWINGS OF THE PROVINCE

	As at March 31,
	2003	2004	2005	2006	2007
	(In thousands of dollars)

Guaranteed Borrowings Payable in:
Canadian Dollars	$979,202	$910,083	$660,075	$490,512	$675,412
U.S. Dollars (1)	—	12,450	—	—	—

Total Guaranteed Borrowings	979,202	922,533	660,075	490,512	675,412
Less: Sinking Funds	26,292	30,217	7,890	—	—

Net Guaranteed Borrowings (2)	$952,910	$892,316	$652,185	$490,512	$675,412

Issued by:
The Manitoba Hydro-Electric Board	$944,831	$884,281	$646,560	$485,339	$670,239
Other	8,079	8,035	5,625	5,173	5,173

Net Guaranteed Borrowings (2)	$952,910	$892,316	$652,185	$490,512	$675,412

(1) Debentures payable in U.S. dollars are stated at the Canadian dollar equivalent using the exchange rate in effect on March 31 each year adjusted for any foreign currency contracts entered into for settlement after those dates.

(2) The table does not include contingent obligations in the amount of $11.0 million of bank lines credit as at March 31, 2007.

Subsequent to March 31, 2007, Manitoba Hydro raised $134.9 million through the issue of Manitoba Hydro Savings Bonds.

For additional information as to guaranteed borrowings, see “Tables of Supplementary Information — Table IV.”

Maturity Schedule

The following table sets forth the maturity schedule by currency of the direct funded and guaranteed borrowings of the Province as at March 31, 2007:

MATURITY SCHEDULE
DIRECT AND GUARANTEED BORROWINGS (1)

				Estimated
	Canadian	U.S.	Gross	Sinking Funds	Net
Years Ending March 31,	Dollars (2)	Dollars (2)(3)	Maturities	Withdrawal	Maturities
	(In millions of dollars)

Short-Term Borrowings (4)	$473	$—	$473	$—	$473
2008 (4)	1,886	—	1,886	526	1,360
2009	2,034	284	2,318	464	1,854
2010	947	458	1,405	613	792
2011	1,012	288	1,300	132	1,168
2012	1,427	—	1,427	146	1,281

	7,779	1,030	8,809	1,881	6,928
2013-2017	3,891	967	4,858	567	4,291
2018-2027	3,095	807	3,902	1,722	2,180
2028-2044	3,054	—	3,054	546	2,508
2008-2027 Government Business Enterprises	429	—	429	—	429
2008-2027 Health Care Facilities	198	—	198	71	127
2008-2016 Government of Canada	104	—	104	—	104

	$18,550	$2,804	$21,354	$4,787	$16,567

(1) The table does not include contingent obligations in the amount of $11.0 million of bank lines of credit as at March 31, 2007.

(2) Borrowings payable in Canadian dollars and U.S. dollars includes borrowings swapped from other currencies.

(3) Borrowings payable in U.S. dollars (U.S. $2.43 billion) is stated at the Canadian dollar equivalent at March 31, 2007.

(4) Short Term Borrowing represents 90-day Treasury bills and Promissory Notes outstanding. Short Term Borrowing together with the 2008 maturities represents the total direct and guaranteed borrowings with a residual maturity of less than one year.

Sinking Funds

The Minister of Finance may provide for the creation and management of sinking funds for the orderly retirement of borrowings. The Minister of Finance may authorize, by directive, the amount, if any, to be allocated to the Province’s sinking fund. The amount allocated to the sinking fund by the Province for the fiscal year ended March 31, 2007, was $500 million for partial funding of the Teachers’ Retirement Allowances Fund. Currently, the Province’s sinking fund is invested principally in securities issued or guaranteed by Canadian provinces.

Manitoba Hydro is required by statute to provide, prior to its fiscal year end in each year, amounts for sinking funds which are not less than the sum of (a) 1% of the borrowings of and Provincial advances to Manitoba Hydro outstanding at the preceding fiscal year end and (b) 4% of the balance of cash and book value of securities in the sinking fund at such date. Interest earned on money and securities in the sinking fund is paid to Manitoba Hydro.

Unfunded Debt

The unfunded Debt of the Province as at March 31, 2007 amounted to $1,830.8 million, including $456.1 million of accounts payable, $252.3 million of accrued interest and $1,122.3 million of other accrued charges. This unfunded Debt was offset by current assets of the Province in the amount of $1,762.4 million, represented by $407.1 million of March 2007 tax revenue receivables, $184.9 million of other receivables, $30.5 million of interest receivable and $160.6 million of accounts receivable from the Federal and other governments and $1,056.1 million in cash and equivalents, less a valuation allowance of $76.8 million.

Consolidated Funded Borrowings of the Manitoba Public Sector

The Province supervises all financial activities of the Manitoba public sector. Certain public sector entities issue debt in their own names, which is not guaranteed by the Province. Accordingly, not all funding within the public sector is reflected in the Province’s financial statements. The following table sets forth the consolidated funded borrowings of the Manitoba public sector at March 31 for each of the years 2003 through 2007.

CONSOLIDATED FUNDED BORROWINGS OF THE MANITOBA PUBLIC SECTOR

	As at March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars)

Issued for the purpose of:
General Government Programs	$10,373	$10,055	$10,181	$10,285	$10,912
Less Sinking Funds	(3,723)	(3,188)	(3,223)	(3,238)	(3,598)

Net General Government Programs	6,650	6,867	6,958	7,047	7,314

The Manitoba Hydro-Electric Board	7,382	7,422	7,215	7,121	7,320
Less Sinking Funds	(1,004)	(761)	(587)	(586)	(674)

Net Manitoba Hydro-Electric Board	6,378	6,661	6,628	6,535	6,646

Other Crown Organizations, Public Sector Entities and Loans Payable	4,502	4,196	4,293	4,078	4,035
Less Sinking Funds	(1,578)	(1,179)	(1,016)	(883)	(746)

Net Other Crown Organizations, Public Sector Entities and Loans Payable	2,924	3,017	3,277	3,195	3,289

Net Public Sector Debt	$15,952	$16,545	$16,863	$16,777	$17,249

Consisting of:
Direct Debt of the Province (1)	$18,959	$18,539	$18,695	$18,714	$19,147
Guaranteed Debt of the Province (1)	979	923	660	490	676
Non-Guaranteed Debt of Crown Organizations, Other Public Sector Entities and Loans Payable	2,319	2,211	2,334	2,280	2,444

Total Public Sector Debt	22,257	21,673	21,689	21,484	22,267
Less: Accumulated Sinking Funds	(6,305)	(5,128)	(4,826)	(4,707)	(5,020)

Net Public Sector Debt	$15,952	$16,545	$16,863	$16,777	$17,249

(1) U.S. and other foreign currency borrowings included in the direct borrowings of the Province and the guaranteed borrowings of the Province are stated at the Canadian dollar equivalent using the exchange rates in effect on March 31 each year.

Selected Borrowings Information

The following table sets forth certain information as to the funded borrowings of the Province as well as borrowings issued for Core Government programs, including capital assets (all net of accumulated sinking funds) as at March 31 for the years 2003 through 2007, including per capita data based upon population at July 1 of the preceding calendar year:

PUBLIC SECTOR BORROWINGS INFORMATION

	As at March 31,
	2003	2004	2005	2006	2007

Total Net Consolidated Funded Borrowings of the Manitoba Public Sector (in millions)	$15,952	$16,545	$16,863	$16,777	$17,249
Per Capita	13,799	14,238	14,401	14,290	14,628
As a Percent of Personal Income	53.3%	53.8%	52.7%	50.8%	48.9%
As a Percent of Nominal Gross Domestic Product	43.7	44.2	42.4	40.3	39.1
Total Net Direct Funded Borrowings of the Province (in millions)	$13,601	$14,787	$15,496	$15,622	$15,891
Per Capita	11,766	12,725	13,233	13,307	13,478
As a Percent of Personal Income	45.3%	48.1%	48.4%	47.3%	45.1%
As a Percent of Nominal Gross Domestic Product	37.2	39.5	39.0	37.5	36.0
Net Borrowings Issued for General Government Programs (in millions)	$6,650	$6,867	$6,958	$7,047	$7,314
Per Capita	5,753	5,910	5,942	6,003	6,204
As a Percent of Personal Income	22.2%	22.3%	21.7%	21.4%	20.8%
As a Percent of Nominal Gross Domestic Product	18.2	18.4	17.5	16.9	16.6
Net Cost of Servicing General Government Program Borrowings as a Percent of Provincial Revenue	4.1%	3.7%	2.5%	2.7%	2.5%

Summary Net Debt

	As of March 31,
	2003	2004	2005	2006	2007
	(In millions of dollars)

Total Financial Assets (1)	$6,416	$6,060	$6,905	$7,439	$8,660

Liabilities:
Borrowings (2)	11,180	11,452	11,512	11,645	12,361
Accounts Payable, accrued charges, provisions and deferrals (3)	2,201	2,207	2,302	2,347	2,543
Pension Liability	3,430	3,571	3,761	3,967	4,159

Total Liabilities	16,811	17,230	17,575	17,959	19,063

Summary Net Debt	$10,395	$11,170	$10,670	$10,520	$10,403

Summary Net Debt as a Percentage of Nominal Gross Domestic Product	28.5%	29.9%	26.8%	25.3%	23.6%

(1) Includes cash, accounts receivable, loans and investments, equity in government business enterprises and other financial assets.

(2) Excludes borrowings incurred for and repayable by the Manitoba Hydro-Electric Board and Manitoba Lotteries Commission. Also includes unamortized currency fluctuations. See “Tables of Supplementary Information — Table I”.

(3) Manitoba Hydro-Electric Board Sinking Fund Investments are held as a trust liability.

Pension Liability

The Government is required by legislation to pay 50% of the pension disbursements made to retired Provincial employees (with the exception of the share payable by Government agencies for their employees) and to retired contributors to the Teachers’ Retirement Allowances Fund (TRAF). Such payments are charged to departmental appropriations as incurred. Prior to March 31, 2001, no provision was made to fund current or past service obligations of the Government to the Civil Service Superannuation Fund (CSSF) or to the TRAF. The reserves held in these Funds represent only the employees’ obligation towards the total pension liability, except as described in the following paragraph.

Certain amendments to the Civil Service Superannuation Act were made in 1992, which required that the CSSF establish and fund a separate account in an amount sufficient to cover the Province’s actuarial costs of the 1992 amendments to the Act. The CSSF account maintained on behalf of the Province at March 31, 2007 was $50 million ($44 million in 2006).

An actuarial valuation and report of the Government’s liability to the CSSF was completed as at December 31, 2004. The report also provided a formula to update the liability on an annual basis. In accordance with this formula, the Government’s actuarial liability to the CSSF has been calculated on an indexed basis at $1,801 million as at March 31, 2007 ($1,718 million in 2006).

An actuarial report for TRAF was completed as of January 1, 2004 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $2,297 million at March 31, 2007 ($2,189 million in 2006).

The Pension Plan for Members of the Legislative Assembly (MLAs) provides MLAs elected prior to April 25, 1995 defined pension benefits based on years of service. For those elected after April 25, 1995, the Act provides for defined contribution benefits as well as defined pension benefits for service prior to April 25, 1995. An actuarial valuation was completed as of March 31, 2006 and provides a formula to update the liability on an annual basis. The Government’s liability is calculated to be $32 million at March 31, 2007 ($33 million in 2006).

An actuarial report was completed for the Judge’s Supplemental Plan as at March 31, 2003 and provides a formula to update the Government’s pension liability, resulting in an actuarial liability on an indexed basis of $29 million at March 31, 2007 ($26 million in 2006).

Currently, the Province allocates a portion of its annual payments to the Debt Retirement Fund to fund its unfunded pension liability and sets aside funding for the pension costs of all new employees. These amounts have been transferred to the Pension Asset Fund which was established to provide for the future retirement of the government’s pension liability. The Pension Asset Fund is invested with CSSF and TRAF proportionally with the amount of unfunded liability of the two pension plans. These investments earn the respective Fund’s annual rate of return and reflect both the realized gains (losses) on the sale of investments and unrealized market gain (loss) for the year of the respective Fund.

The following table summarizes the estimated actuarial pension liability for the Government and Crown organizations excluding Government Business Enterprises such as Manitoba Hydro and the balance of the pension assets fund:

	As at March 31,
	2006	2007
	(In millions of dollars)

Civil Service Superannuation Fund	$1,718	$1,801
Members of Legislative Assembly	34	32
Teachers’ Retirement Allowances Fund	2,189	2,297
Judge’s Supplemental Pension Plan and Other Plans	26	29

Pension Liability (1)	$3,967	$4,159

Pension Asset Fund	$(537)	$(699)

Net Pension Liability	$3,430	$3,460

(1) Includes unamortized actuarial gains and losses

On March 22, 2007 the Government of Manitoba announced that it would fund 75% of the unfunded pension liability for the Teachers’ Retirement Allowances Fund in 2007/08. As at October 1, 2007, $1,502 million has been deposited to the Pension Asset Fund.

Manitoba Hydro employees are eligible for pensions under the Civil Service Superannuation Act, which requires Manitoba Hydro to contribute 50% of the pension disbursements made to retired employees. Based on an actuarial formula, Manitoba Hydro and its subsidiaries have a liability for pension obligations at March 31, 2007 of approximately $740 million ($679 million in 2006), and pension assets of $875 million as at March 31, 2007 ($787 million in 2006). These amounts are not included in the above totals.

THE MANITOBA HYDRO-ELECTRIC BOARD

The Manitoba Hydro-Electric Board (“Manitoba Hydro”) was established in 1949 by an Act of the Legislature of the Province as an agent of the Crown of the Province to provide for a supply of electrical power adequate for the needs of Manitoba, and to promote economy and efficiency in the generation, distribution, supply and use of electrical power within Manitoba.

In 1997, amendments were made to the Manitoba Hydro Act to allow wholesale competition and transmission access in the Manitoba electrical market and allow Manitoba Hydro to offer new products and services, create subsidiaries and enter into joint ventures and business alliances. The amendments also provided Manitoba Hydro with explicit authority to build new generation for export.

In 1999, Manitoba Hydro purchased Centra Gas Manitoba Inc. (“Centra Gas”), the primary gas distribution utility in Manitoba.

In 2002, Manitoba Hydro purchased all of the assets and liabilities of Winnipeg Hydro from the City of Winnipeg. Winnipeg Hydro operated two hydraulic generating stations which add 141 megawatts to system capacity. As part of the terms of the purchase, Manitoba Hydro was obligated to commence construction of a complex in downtown Winnipeg within five years of the date of purchase. A full city block in downtown Winnipeg has been acquired for the 695,000 square foot office complex. Construction for the energy-efficient building is underway and May 2008 is the estimated completion date.

As a result of the Winnipeg Hydro acquisition, Manitoba Hydro is now serving electric customers throughout the entire Province of Manitoba. The electrical systems of Manitoba Hydro and the former Winnipeg Hydro are interconnected and operate as an integrated system.

Manitoba Hydro currently provides electricity to approximately 517,000 customers and natural gas service to approximately 260,000 customers within the province. In addition, it exports electricity to approximately 40 electric utilities in the U.S., Ontario and Saskatchewan.

At March 31, 2007, Manitoba Hydro’s total generating capability was 5,470 megawatts. Of this generating capability, hydro-electric stations represented 91.3%, thermal-electric (natural gas and coal) stations 8.5% (6.7% natural gas and 1.8% coal) and diesel-electric stations 0.2%. The diesel electric stations serve four isolated communities in northern Manitoba that are too remote to be served from the integrated system.

For the fiscal year ended March 31, 2007, 88.7% of the Manitoba integrated system energy supply of 35.6 billion kilowatt-hours was provided by self-renewing hydro-electric generation. The portion of total supply provided by thermal generation was 1.5%, by imports was 8.8% and by wind purchase 1.0%.

Operations

Net income from consolidated operations for the fiscal year ended March 31, 2007 was $122 million, compared to net income of $415 million in the previous fiscal year. The decrease in net income was attributable to a decline in hydraulic generation stemming from a return to more normal water conditions in comparison to record-setting conditions of the previous year. Electricity sales to extraprovincial customers remained strong, reaching $592 million for the year, the second highest in the Corporation’s history.

Electricity

As at March 31, 2007, Manitoba Hydro owned and operated 14 hydro-electric generating stations having a total installed electric generating capability of 4,992 megawatts, including five stations with a total capability of 3,921 megawatts located on the Nelson River. Manitoba Hydro also operated two thermal-electric generating stations having a total installed capability of 469 megawatts and four isolated diesel sites having an installed capacity of 9 megawatts.

As at March 31, 2007, the high voltage transmission facilities of Manitoba Hydro consisted of approximately 11,818 circuit kilometers, representing a total investment of $781 million.

For purposes of exporting firm energy and for the interchange of power on a short-term basis to provide for economy of operations and system emergencies, Manitoba Hydro maintains interconnections with power facilities in the Provinces of Saskatchewan and Ontario and in the States of North Dakota and Minnesota. Manitoba Hydro’s interconnections with Ontario have a total transfer capability of 300,000 kilowatts. The interconnections with Saskatchewan have a total export transfer capability of 525,000 kilowatts and a total import transfer capability of 550,000 kilowatts. The interconnections with the United States have a total export transfer capability of 2,250,000 kilowatts and a total import transfer capability of 1,050,000 kilowatts.

During the fiscal year ended March 31, 2007, Manitoba Hydro sold a total of 31.5 billion kilowatt-hours of electricity, representing a decrease of 9.2% from the fiscal year ended March 31, 2006. Scheduled extraprovincial sales accounted for 11.0 billion kilowatt-hours, or 34.9% of total electricity sales for the fiscal year ended March 31, 2007. Scheduled imports accounted for 3.1 billion kilowatt-hours, an increase of 168.8% from the fiscal year ended March 31, 2006. Wind purchases accounted for 0.4 billion kilowatt-hours.

Natural Gas

Manitoba Hydro’s subsidiary, Centra Gas provides natural gas distribution and related energy services to approximately 260,000 customers that are located in nearly 100 communities throughout southern Manitoba. Centra Gas owns a network of transmission (1,752 kilometers) and distribution (7,116 kilometers) mains to meet the natural gas requirements of its customers.

For the year ended March 31, 2007, Centra Gas had total gas deliveries of 72.6 billion cubic feet. These gas deliveries were comprised of 21.9 billion cubic feet to residential customers, 29.8 billion cubic feet to commercial and industrial customers and 20.9 billion cubic feet of transportation deliveries.

Rate Matters

Manitoba Hydro’s rates for electricity sales within the province are set on a embedded cost of service basis and are subject to review and approval by The Public Utilities Board of Manitoba (“PUB”). Electricity rates in Manitoba last increased on March 1, 2007 by 2.25%. The rate increase was approved on an interim basis and is subject to confirmation at a rate hearing in 2007-08. Prior to this, electricity rates last increased by 2.25% on April 1, 2005 across all rate classes. Manitoba Hydro has applied to the PUB for approval of an electricity rate increase of 2.9% effective April 1, 2008. Even with the increase on April 1, 2008, Manitoba Hydro’s electricity rate structure will still be the lowest in Canada.

Centra Gas files quarterly rate applications with the PUB based on the twelve-month forward price for Western Canadian gas supplies, which are designed to pass through to customers the impact of primary gas price changes. Centra Gas also makes periodic rate applications for changes in non-commodity costs and other gas costs. In July 2007, the PUB approved general rate increases of 2.0%, effective May 1, 2007, and 1.0% effective May 1, 2008 for gas customers.

STATISTICAL INFORMATION

The following table sets forth certain statistical information for the last five years.

	Year Ended March 31,
	2003	2004	2005	2006	2007

Electricity
Installed Generating Capability Including Winnipeg Hydro (in megawatts)	5,475	5,481	5,480	5,478	5,470
Manitoba Firm Peak Demand (in Megawatts)	3,916	3,959	4,169	4,054	4,173
Manitoba & Winnipeg Hydro System Electric Energy (in millions of kilowatt-hours)
Generated	29,178	19,349	31,554	37,632	32,143
Purchased (scheduled energy)	3,043	7,053	1,279	1,169	3,142
Wind Purchases	0	0	0	116	362

	32,221	26,402	32,833	38,917	35,647

Electric Energy Sales (1) (in millions of kilowatt-hours)
Manitoba	18,907	19,280	19,735	19,935	20,509
Extraprovincial (scheduled energy deliveries)	9,459	4,395	9,569	14,757	11,010

Total Electric Energy Sales	28,366	23,675	29,304	34,692	31,519

Revenue from Sale of Power (in thousands of dollars)
Manitoba	$875,841	$918,231	$938,756	$983,654	$1,023,615
Extraprovincial	463,428	350,994	553,727	826,766	592,245

Total Revenue from Sale of Power	$1,339,269	$1,269,225	$1,492,483	$1,810,420	$1,615,860

Number of Customers (at end of period)	497,725	501,650	505,666	509,791	516,861
Average Revenue per kilowatt-hour
Manitoba	4.63¢	4.76¢	4.76¢	4.93¢	4.99¢
Extraprovincial	4.90	7.99	5.79	5.60	5.38
Average Cost per kilowatt-hour of
Electric Energy Sold (excluding finance expense)	2.95¢	5.32¢	3.04¢	2.69¢	3.30¢
Natural Gas (2)
Gas Deliveries (in billions of cubic feet) Residential	25.2	23.0	24.0	20.4	21.9
Commercial/Industrial	34.6	31.5	32.4	28.4	29.8
Transportation	22.6	20.4	19.7	21.1	20.9

Total Gas Deliveries	82.4	74.9	76.1	69.9	72.6

Number of Customers (at end of period)	251,273	253,631	255,925	257,817	259,569
Revenue from Sale of Natural Gas (in thousands of dollars)
Residential	$247,413	$234,781	$244,178	$244,937	$245,262
Commercial/Industrial	260,832	251,994	257,995	266,634	256,548
Transportation	4,016	4,354	4,440	3,611	3,901
Other	2,587	2,517	2,228	2,199	2,199

Total Revenue from the Sale of Natural Gas	$514,848	$493,646	$508,841	$517,381	$507,910

(1) Manitoba energy sales are based on the net energy transfer to Winnipeg Hydro to the September 3, 2002 acquisition date and exclude internal energy use. Extraprovincial energy sales and power purchased are based on scheduled energy deliveries and exclude energy supplied out of province for delivery out of province.

For information with respect to the operating financial results, balance sheet and statement of changes in financial position of Manitoba Hydro, see “Tables of Supplementary Information — Tables V, VI and VII.”

Construction Program

The following table summarizes Manitoba Hydro’s capital expenditures for improvements and expansion of its facilities during the four-year period ended March 31, 2007, and the estimated capital expenditures to meet future demands for electricity and natural gas in the province during the five-year period ending March 31, 2012.

CAPITAL EXPENDITURES

	Year Ending March 31,
				Estimated
	2005	2006	2007	2008	2009	2010-2012
	(In thousands of dollars)

Electricity
New Generation & Transmission (1)	$158,265	$179,823	$279,142	$425,523	$354,459	$1,346,647
Generation Upgrades & Modifications	44,953	41,088	42,437	49,344	82,550	189,677
Transmission & Stations Upgrades & Modifications	105,006	88,035	99,840	68,544	73,576	273,135
Distribution & Other	194,635	187,833	224,990	229,817	233,478	681,610
Natural Gas
Distribution & Other	17,489	25,058	33,962	43,597	37,658	113,148

	$520,349	$521,836	$680,371	$816,824	$781,721	$2,604,217

(1) Includes capital expenditures related to the new head office building.

Capital expenditures, excluding new generation and transmission expenditures, are estimated to total $2,076 million for the five-year period ending March 31, 2012. Manitoba Hydro expects that the majority of these expenditures will be funded from internal sources.

In June 2006, the St. Leon Wind Farm, which consists of 63 wind turbines, reached full commercial operation. Manitoba Hydro has signed a 25-year Power Purchase Agreement with AirSource Power to purchase the entire output of the 99 megawatt wind farm. The Corporation has also issued a request for proposals for new wind projects to add a further 300 megawatts to the Manitoba system.

Manitoba Hydro has five generating stations with a total installed generating capability of 3,921 megawatts along the Nelson River. Manitoba Hydro estimates the total potential hydro-electric generating capacity of the overall Nelson River development to be in excess of 7,100 megawatts.

Based on Manitoba electricity needs, and after including the resources provided by existing and new wind generation, conservation initiatives, the construction of the Wuskwatim generating station and the upgrading of existing facilities, it is projected that new major hydraulic generation will be required to serve the Manitoba domestic market and committed export requirements in 2020. Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed a Project Development Agreement for the joint development of the Wuskwatim Generating Station. Through this agreement, NCN can acquire up to a 33% partnership interest in the station on or before its in-service date. The first phase of construction of the access road to the generating station site is now complete as is the construction power line and station. The current planned in-service date for the project is 2011. Manitoba Hydro is also actively exploring the feasibility of building one or more other new hydro-electric generating stations prior to 2020 in order to take advantage of export market opportunities in Canada and the U.S. Agreements in principle that involve partnership arrangements and equity participation have been reached with First Nations in the vicinity of these projects.

On November 15, 2006, the Government announced that the Conawapa dam will be built. The schedule for this project has not yet been announced. Preliminary engineering and environmental work on the Conawapa project has begun. Costs for preliminary work on this project are included in the capital expenditures projections in the table on the preceding page. Process agreements for the planning and development of Conawapa were signed with Fox Lake Cree Nation and York Factory First Nation. Negotiations are continuing for similar agreements with Tataskweyak Cree Nation and War Lake First Nation.

On September 25, 2007, Manitoba Hydro announced that the Bipole III transmission line will be built west of Lake Winnipeg to improve the reliability of the electrical system, and to provide additional capacity for future new generation. The total estimated cost of the transmission line and the required converter stations is approximately $2.2 billion.

Manitoba Hydro continues to work with parties affected by past generation and transmission activities to resolve all outstanding claims involving loss, damage or dislocation. As of March 31, 2007, Manitoba Hydro has committed nearly $616 million for remedial works, compensation and/or mitigation initiatives, negotiated settlement agreements with four of the five communities covered by the 1977 Northern Flood Agreement (“NFA”) and reached compensation/mitigation agreements with numerous communities outside the NFA. To date, approximately $127 million of the funds committed for compensation and mitigation initiatives has been spent at Cross Lake First Nation, the fifth NFA community. Manitoba Hydro and Manitoba continue to work with Cross Lake First Nation to develop and implement an action plan for fulfillment of obligations under the NFA.

MANITOBA INTEGRATED SYSTEM
EXISTING AND POTENTIAL GENERATING STATIONS

EXISTING GENERATING STATIONS

Generating Station	River	Winter Capability
		(in Megawatts)

Jenpeg	Nelson	128
Kelsey	Nelson	223
Kettle	Nelson	1,220
Long Spruce	Nelson	1,010
Limestone	Nelson	1,340
Pine Falls	Winnipeg	89
Great Falls	Winnipeg	132
McArthur Falls	Winnipeg	55
Seven Sisters	Winnipeg	165
Slave Falls	Winnipeg	67
Pointe Du Bois	Winnipeg	74
Grand Rapids	Saskatchewan	479
Laurie River I and II	Laurie	10

Total Hydraulic Capability		4,992
Brandon & Selkirk Thermal		469

Total Integrated System Capability		5,461

POTENTIAL HYDRAULIC SITES (1)
Conawapa	Nelson	1,250
Gillam Island	Nelson	820
Gull/Keeyask	Nelson	620
Whitemud	Nelson	310
Red Rock	Nelson	190
Wuskwatim (2)	Burntwood	200
Manasan	Burntwood	195
First Rapids	Burntwood	225
Notigi	Burntwood	100

		3,910

Total		9,371

(1) Net capacity addition to the integrated system.

(2) Manitoba Hydro and Nisichawayasihk Cree Nation (NCN) have signed an agreement for the joint development of the Wuskwatim Generating Station. The current planned in-service date for the project is 2011.

Export Power Sales

Manitoba Hydro has a contract with Northern States Power Company (“NSP”), (a subsidiary of Xcel Energy), for the export of 500 megawatts of firm power until 2015. On November 3, 2006 Manitoba Hydro announced the signing of a ‘term sheet’ with NSP for the export of approximately $2.2 billion in hydro power over 10 years between 2015 and 2025. The new arrangement would provide for the export of 375 megawatts of power commencing in 2015, with the potential to increase to 500 megawatts in 2021. Formal contract negotiations have commenced and a final contract will need to be approved by both parties, the Minnesota Public Utilities Commission, and the National Energy Board of Canada, must approve the arrangement. The sale has now entered this approval process and formal contract negotiations are underway.

Manitoba Hydro has signed 150 megawatt Seasonal Diversity Exchange Agreements with United Power Association and with NSP, which will continue until 2015 and 2019, respectively. A third Seasonal Diversity Exchange for 200 megawatts with NSP will continue until 2016. These Seasonal Diversity Exchange Agreements provide that power may be exported from Manitoba in the summer months and returned to Manitoba in the winter months.

Other long-term export power sales include:

•	50 megawatt sale to Otter Tail Power 2000-2010

•	100 megawatt sale to Wisconsin Public Service Corporation 2007-2009

•	Sale to Minnesota Municipal Power Agency 2000-2012:

•	60 megawatts from 2000-2009

•	30 megawatts from 2010-2012

•	50 megawatt sale to Minnesota Power 2005-2009

•	50 megawatt sale to Minnesota Power 2009-2015

•	30 megawatt sale to Southern Minnesota Municipal Power 2008-2013

Manitoba Hydro makes short-term and long-term power sales on an on-going basis to numerous utilities and marketers in the upper mid-west United States and in Canada. Manitoba Hydro monitors the creditworthiness of and exposures to export sales customers in order to minimize credit risk.

In September 2001, Manitoba Hydro announced it had reached a Coordination Agreement with the Midwest Independent Transmission System Operator, Inc. (“the Midwest ISO”) which allows Manitoba Hydro to participate in the Midwest ISO. The Midwest ISO began full operations in February 2002. The relationship with the Midwest ISO provides Manitoba Hydro with non- discriminatory transmission access to the membership base of the Midwest ISO. From its headquarters in central Indiana, the Midwest ISO serves as an independent agent for its transmission-owning members, and, with the inclusion of committed operations, controls an interconnected transmission grid encompassing more than 122,000 megawatts of generation capacity over 111,000 miles of high voltage transmission lines in all or parts of 15 states and parts of Canada. Effective April 1, 2005, the Midwest ISO began operation of a new centrally operated electricity market referred to as MISO Day II. This new market operates similarly to other trading exchanges where power sales and purchases are transacted directly with the exchange rather than utilities transacting directly with one another. The new market offers a broader range of electricity products, thereby providing greater market access to Manitoba Hydro.

CANADIAN FOREIGN EXCHANGE

Canada maintains a floating exchange rate. Average noon spot exchange rates against the U.S. dollar, in which direct and guaranteed borrowings of the Province is denominated, expressed in Canadian dollars, are shown in the table below for the calendar year 2002 through 2006.

	Average Noon Spot Rates
Foreign Currency	2002	2003	2004	2005	2006
	(Canadian dollars per unit of foreign currency)

United States Dollars (1)	$1.5704	$1.4015	$1.3015	$1.2116	$1.1341

(1) The high and low spot rates for the U.S. dollar expressed in Canadian dollars are as follows:

	2002	2003	2004	2005	2006

High	$1.6132	$1.5747	$1.3968	$1.2734	$1.0948
Low	1.5110	1.2924	1.1774	1.1427	1.1794

Source: Bank of Canada.

At March 31, 2007, the noon spot exchange rate for U.S. dollars as reported by Bank of Canada, expressed in Canadian dollars, was $1.1529.

TABLES OF SUPPLEMENTARY INFORMATION

I. SUMMARY FINANCIAL STATEMENTS —

SUMMARY STATEMENT OF FINANCIAL POSITION
AS AT MARCH 31, 2007
(with comparative figures for 2006)

	2006	2007
	(millions)

FINANCIAL ASSETS
Cash and cash equivalents	$1,264	$2,482
Temporary investments	323	238
Amounts receivable	878	919
Inventories	40	39
Portfolio investments	2,605	2,468
Loans and advances	585	574
Equity in Government Business Enterprises	1,740	1,933
Other long-term investments	4	7

TOTAL FINANCIAL ASSETS	7,439	8,660

LIABILITIES
Borrowings	11,645	12,361
Accounts payable, accrued charges, provisions and deferrals	2,347	2,543
Pension liability	3,967	4,159

TOTAL LIABILITIES	17,959	19,063

NET DEBT	$(10,520)	$(10,403)

NON-FINANCIAL ASSETS
Prepaid expense	$22	$27

Tangible capital assets	4,170	4,534

	$4,192	$4,561

ACCUMULATED DEFICIT (1)	$(6,328)	$(5,842)

(1) Material adjustments may result from changes in accounting policy or from the correction of an error which are attributable to and identifiable with prior periods. In accordance with GAAP changes in accounting policies and correction of errors have resulted in changes in the comparative figures of the financial statements and the opening balance of the accumulated deficit. In the March 31, 2007 fiscal year, restatements to the March 31, 2006 accumulated deficit and loss for the year were made to apply changes in accounting policies and due to correction of errors.

A. Adjustments were made to the opening accumulated deficit for the March 31, 2006 fiscal year to recognize additional environmental liabilities ($20 million increase).

B. Adjustments were made to the opening accumulated deficit for the March 31, 2006 fiscal year to apply changes due to correction of errors. During the year, the Government corrected an accounting error related to the recognition of individual income tax revenue in the 2003/04 fiscal year. This error resulted in an understatement of a loan payable to the Federal Government in the amount of $2 million and a corresponding overstatement of income tax revenue ($2 million increase). An adjustment was made to reflect a correction in opening equity upon the consolidation of the four Winnipeg based community hospitals with the Winnipeg Regional Health Authority ($2 million increase). An adjustment was made to correct over accruals on health care deficits ($26 million decrease).

The net effect of these adjustments is a $2 million decrease to March 31, 2006 opening accumulated deficit.

C. This change in the health care deficit accruals also resulted in an increase to 2006 summary net income of $21 million. A further adjustment was made to reflect healthcare self-sustaining borrowings incorrectly eliminated on consolidation. This correction resulted in a $2 million decrease to the 2006 summary net income. The net effect of these corrections resulted in an increase of $19 million to the 2006 summary net income and a decrease in the opening March 31, 2007 accumulated deficit of $21 million.

I. SUMMARY FINANCIAL STATEMENTS —

SUMMARY STATEMENT OF REVENUE AND EXPENSE (1)
FOR THE YEAR ENDED MARCH 31, 2007
(with comparative figures for 2006)

	2006	2007
	(millions)

REVENUE
Manitoba Collections:
Retail sales tax	$1,198	$1,277
Fuel taxes	236	241
Levy for health and education	303	318
Mining tax	39	96
Other taxes	509	554
Fees and other revenue	2,057	2,049
Income taxes:
Corporation income tax	373	311
Individual income tax	1,949	2,130
Net Income from Government business enterprises	958	627
Federal transfers:
Equalization	1,601	1,709
Canada Health and Social Transfers	1,157	1,198
Shared cost and other	345	410

TOTAL REVENUE	10,725	10,920

EXPENSES
Health	3,809	4,005
Education	2,291	2,397
Family Services and Housing	1,075	1,142
Community, Economic and Resource Development	1,526	1,280
Justice and Other Government	820	831
Debt Servicing	810	835

TOTAL EXPENSES	10,331	10,490

SUMMARY NET INCOME	$394	$430

(1) Earlier years are restated to conform with the 2007 presentation.

I. SUMMARY FINANCIAL STATEMENTS

SUMMARY STATEMENT OF CASH FLOW (1)
AS AT MARCH 31, 2007
(with comparative figures for 2006)

	2006	2007
	(millions)

Cash and cash equivalents provided by (used in)
Operating activities:
Summary net income for the year	$394	$430
Changes in non-cash items:
Temporary investments	(56)	85
Amounts receivable	41	(44)
Valuation allowance	(31)	(2)
Inventories	(4)	1
Prepaids	3	(5)
Accounts payable, accrued charges, provisions and deferrals	45	196
Pension liability	206	192
Amortization of foreign currency fluctuation	5	6
Amortization of debt discount	7	6
Amortization of investment discounts and premiums	2	1
Other Comprehensive Income	31	56
Disposal of tangible capital assets	10	6
Amortization of tangible capital assets	266	292

	919	1,220
Changes in equity in Government business enterprises	(516)	(193)

Cash provided by operating activities	403	1,027

Tangible capital assets
Acquisition of tangible capital assets	(531)	(662)

Cash used in capital activities	(531)	(662)

Investing activities:
Made	(745)	(1,150)
Realized	899	1,650

Cash provided by investing activities	154	500

Financing activities:
Debt issued	2,928	2,641
Debt redeemed	(2,777)	(2,288)

Cash provided by financing activities	151	353

Increase in cash and cash equivalents	177	1,218
Cash and cash equivalents, beginning of year	1,087	1,264

Cash and cash equivalents, end of year	$1,264	$2,482

(1)	Earlier years are restated to conform with the 2007 presentation.

II. SUMMARY FINANCIAL STATEMENTS — GOVERNMENT BUSINESS ENTERPRISES (1)

SUMMARY OF OPERATING RESULTS AND FINANCIAL POSITION

FOR THE YEAR ENDED MARCH 31, 2007 *
(with comparative figures for 2006)

				Resource	Total	Total
	Utilities	Insurance	Finance	Development	2007	2006
	(In millions of dollars)

Results of Operations
Revenues from operations	2,140	1,237	1,234	—	4,611	4,823

Expenses:
From operations	1,512	1,222	731	—	3,465	3,348
Debt servicing	506	—	13	—	519	517

Total Expenses	2,018	1,222	744	—	3,984	3,865

Net Income	122	15	490	—	627	958
Transfers to the government	—	—	(490)	—	(490)	(473)

	122	15	—	—	137	485
Other comprehensive income	—	56	—	—	56	31

Net increase (decrease) in equity in Government Business Enterprises	122	71	—	—	193	516

 * For enterprises whose fiscal year is prior to March 31, the amounts reflected are as at their fiscal year end.

(1) Government Business Enterprises consist of the following as at March 31, 2007:

Utilities:
     Manitoba Hydro-Electric Board
Insurance:
     Manitoba Public Insurance Corporation
     Workers Compensation Board
Finance:
     Manitoba Liquor Control Commission
     Manitoba Lotteries Corporation
     Manitoba Product Stewardship Corporation
Resource Development:
     Leaf Rapids Town Properties Ltd.
     Manitoba Hazardous Waste Management Corporation

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE

AS AT MARCH 31, 2007

			Interest
Series	Date of Maturity	Year of Issue	Rate	Amount Outstanding	Ref
			(%)	($ thousands)

Debenture Loans
(A) Payable in Canadian Dollars:
EC	16-May-07	1997	6.625	300,000	(1)
EB	21-May-07	1997	7.000	125,000	(1)
ES	29-Jun-07	2002	4.250	300,000	(1)
ED	2-Jun-08	1997	5.750	676,746	(1)
EX	1-Dec-08	2003	4.450	250,000	(1)
EG	2-Mar-09	1998	5.250	550,000	(1)
EL	1-Sep-09	1999	6.250	250,000	(1)
EO	25-Jan-11	2001	5.850	575,000	(1)
CM	15-May-11	1991	10.000	299,827	(1)
FB	22-Sep-11	2004	4.625	150,000	(1)
ER	3-Dec-12	2002	5.250	250,000	(1)
EW	17-Apr-13	2003	5.500	125,000	(1)
FG	3-Jun-13	2006	4.250	300,000	(1)
DE	22-Jul-13	1993	8.500	300,000	(1)(3)
EZ	3-Dec-13	2003	5.050	500,000	(1)(3)
FC	3-Dec-14	2004	4.800	400,000	(1)
EY	3-Dec-15	2003	5.200	450,000	(1)
FF	1-Mar-16	2005	4.300	500,000	(1)
DT	22-Dec-25	1995	7.750	300,000	(1)
CL	5-Mar-31	1991	10.500	599,945	(1)
FA	5-Mar-37	2004	5.700	700,000	(1)

Total Debenture Loans				7,901,518

Medium-Term Notes
C008-MTN	24-Apr-07	1997	Floating	9,000	(1)
C064-MTN	3-May-07	2004	Floating	50,000	(1)
C048-MTN	17-May-07	2002	Floating	100,000	(1)
C066-MTN	15-Jun-07	2004	Floating	100,000	(1)
C047-MTN	8-Aug-07	2002	Equity	10,000	(1)
C050-MTN	15-Oct-08	2002	Step	8,333	(1)
C057-MTN	20-Oct-08	2003	Floating Step	100,000	(5)
C061-MTN	23-Mar-09	2004	Floating	100,000	(5)
C065-MTN	10-May-09	2004	3.325	44,251	(5)
C085-MTN	15-Jun-09	2006	4.350	100,000	(1)
C075-MTN	26-Oct-09	2004	Floating Step	25,000	(6)
C062-MTN	30-Apr-10	2004	Step	13,000	(1)
C022-MTN	15-Jul-10	1998	5.500	40,000	(1)
C056-MTN	31-Mar-11	2003	5.290	3,406	(1)
C081-MTN	27-Sep-13	2005	Portfolio	100,000	(1)
C083-MTN/RRB	1-Dec-13	2006	1.753	23,366	(1)
C078-MTN	15-Mar-15	2005	Step	15,000	(5)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Amount Outstanding	Ref
			(%)	($ thousands)

C079-MTN	15-Jul-15	2005	4.350	15,000	(5)
C080-MTN	31-Jul-17	2005	Step	10,000	(1)
C011-MTN	22-Sep-17	1997	6.500	280,454	(1)
C012-MTN	22-Sep-17	1997	6.500	100,000	(1)
C082-MTN	15-Dec-17	2005	Step	15,000	(5)
C023-MTN	15-Nov-18	1998	5.500	250,000	(1)
C084-MTN/RRB	1-Dec-18	2006	1.738	86,353	(1)
C077-MTN	11-Feb-20	2005	Step	75,000	(5)
C074-MTN	3-Dec-29	2004	Step	100,000	(6)
C049-MTN	26-Jul-32	2002	4.310	50,000	(1)
C052-MTN	29-Oct-32	2002	5.975	30,000	(1)
C076-MTN	19-Jan-35	2005	Step	75,000	(5)
C086-MTN	30-Jun-36	2006	Step	50,000	(6)
C087-MTN	01-Dec-36	2006	2.000	99,830	(1)
C031-MTN	5-Mar-40	2001	6.200	276,000	(1)
C040-MTN	5-Mar-42	2002	6.000	350,000	(1)
C068-MTN	5-Mar-44	2004	5.800	120,000	(1)

				2,823,993

L005-MTN	17-Jan-08	2002	Floating Step	30,000	(1)
L008-MTN	10-May-09	2004	3.325	44,251	(5)
L009-MTN	28-Feb-17	2005	Step	35,000	(5)
L004-MTN	22-Sep-17	2000	6.500	25,000	(1)
L003-MTN	15-Nov-18	2000	5.500	75,000	(1)

				209,251

H008-MTN	25-Jun-07	2001	S&P TSE 60	15,000	(5)
H011-MTN	17-Jan-08	2002	Floating Step	106,000	(1)
H015-MTN	1-Dec-08	2003	BA-5	4,000	(1)
H031-MTN	31-Dec-13	2006	STEP	10,000	(5)
H024-MTN	30-Jun-15	2005	STEP	15,000	(5)
H029-MTN	30-Nov-15	2005	STEP	25,000	(5)
H021-MTN	28-Feb-17	2005	STEP	35,000	(5)
H022-MTN	31-May-17	2005	STEP	25,000	(5)
H023-MTN	31-May-17	2005	STEP	20,000	(5)
H025-MTN	25-Aug-17	2005	STEP	45,000	(5)
H026-MTN	30-Sep-17	2005	STEP	45,000	(5)
H028-MTN	31-Oct-17	2005	STEP	27,000	(5)
H030-MTN	31-Jan-18	2006	STEP	20,000	(4)
H033-MTN	15-Nov-18	2007	5.500	80,000	(1)
H032-MTN	31-Jan-19	2007	STEP	10,000	(5)
H027-MTN	31-Oct-35	2005	STEP	11,000	(1)

				493,000

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Amount Outstanding	Ref
			(%)	($ thousands)

D051-MTN	16-Dec-08	2002	Equity	15,000	(5)
D013-MTN	15-Nov-09	1999	4.710	25,000	(4)
D026-MTN	14-Apr-10	2000	Floating	15,000	(5)
D139-MTN	15-Sep-10	2005	Floating	15,000	(5)
D146-MTN	1-Apr-11	2005	STEP	15,000	(5)
D131-MTN	15-Jul-11	2005	STEP	15,000	(5)
D148-MTN	15-Dec-11	2006	4.280	15,000	(4)
D118-MTN	20-Feb-12	2005	STEP	10,000	(5)
D097-MTN	22-May-12	2004	STEP	10,000	(5)
D113-MTN	20-Nov-12	2004	STEP	10,000	(5)
D130-MTN	15-Jun-13	2005	STEP	25,000	(5)
D145-MTN	1-Dec-13	2005	STEP	15,000	(5)
D151-MTN/RRB	1-Dec-13	2006	1.753	42,669	(1)
D095-MTN	15-Apr-14	2004	STEP	25,000	(5)
D091-MTN	22-Aug-14	2004	STEP	35,000	(5)
D106-MTN	15-Sep-14	2004	STEP	25,000	(5)
D119-MTN	20-Feb-15	2005	STEP	15,000	(5)
D121-MTN	15-Mar-15	2005	4.700	25,000	(5)
D123-MTN	15-Apr-15	2005	STEP	15,000	(5)
D125-MTN	21-Apr-15	2005	STEP	15,000	(5)
D115-MTN	15-Jun-15	2005	STEP	25,000	(5)
D137-MTN	20-Aug-15	2005	STEP	10,000	(5)
D142-MTN	1-Oct-15	2005	STEP	10,000	(5)
D143-MTN	1-Oct-15	2005	STEP	15,000	(5)
D144-MTN	1-Dec-15	2005	STEP	15,000	(4)
D090-MTN	22-Feb-16	2004	STEP	10,000	(5)
D138-MTN	1-Sep-16	2005	STEP	15,000	(5)
D112-MTN	22-Nov-16	2004	STEP	25,000	(5)
D116-MTN	15-Jan-17	2005	STEP	25,000	(5)
D122-MTN	15-Mar-17	2005	STEP	30,000	(5)
D124-MTN	1-Apr-17	2005	5.000	15,000	(5)
D126-MTN	20-May-17	2005	STEP	20,000	(5)
D127-MTN	20-May-17	2005	STEP	15,000	(5)
D043-MTN	15-Jun-17	2001	STEP	27,000	(5)
D132-MTN	15-Jul-17	2005	STEP	25,000	(5)
D140-MTN	15-Sep-17	2005	STEP	20,000	(5)
D136-MTN	1-Oct-17	2005	STEP	15,000	(5)
D149-MTN	15-Jan-18	2006	STEP	10,000	(5)
D147-MTN	15-Nov-18	2005	STEP	50,000	(1)
D150-MTN/RRB	1-Dec-18	2006	1.738	86,353	(1)
D114-MTN	1-Dec-19	2004	5.450	20,000	(5)
D117-MTN	20-Feb-20	2005	STEP	25,000	(5)
D120-MTN	15-Mar-20	2005	5.200	25,000	(5)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Amount Outstanding	Ref
			(%)	($ thousands)

D128-MTN	22-Jun-20	2005	STEP	15,000	(5)
D096-MTN	1-Dec-20	2004	5.430	40,000	(5)
D133-MTN	15-Jul-25	2005	5.125	10,000	(5)
D134-MTN	1-Oct-30	2005	5.100	16,000	(6)
D135-MTN	1-Oct-30	2005	5.160	15,000	(6)
D141-MTN	1-Oct-30	2005	5.230	10,000	(5)
D025- MTN	5-Mar-31	2000	6.300	310,000	(5)
D129-MTN	5-Mar-31	2005	STEP	100,000	(5)

				1,432,022

Total Medium Term Notes				4,958,266

Canadian Issues Swapped to USD:
CAD $
DE	22-Jul-13	1993	N/A	300,000
EZ	3-Dec-13	2003	N/A	390,500

				(690,500)

Foreign Issues Swapped to Canadian Dollars:
EV	17-Apr-07	2003	N/A	88,650
ET	10-Jan-08	2003	N/A	209,600
D087	15-Dec-08	2003	N/A	10,400
EM	22-Feb-10	2000	N/A	141,500
FD	12-Apr-10	2005	N/A	179,000
PA	15-Feb-12	2007	N/A	708,000
EZ	3-Dec-13	2004	N/A	208,320
FI	17-Sep-14	2007	N/A	255,000
FE	1-Sep-15	2005	N/A	255,000
AZ	17-Jul-16	1986	N/A	200,630
C037	1-Nov-16	2001	N/A	13,110
C036	21-Nov-16	2001	N/A	39,340
BM	15-Jan-18	1988	N/A	254,960
BU	1-Dec-18	1988	N/A	136,375
CB	15-Jan-20	1990	N/A	369,400
CD	1-Apr-20	1990	N/A	412,815
				3,482,100

Total Canadian Dollars				15,651,384

(B) Payable in U.S. Dollars:
EF	1-Oct-08	1998	5.500	288,225	(1)(2)
EM	22-Feb-10	2000	7.500	576,450	(1)(2)
FD	12-Apr-10	2005	4.450	403,515	(1)(2)
PA	15-Feb-12	2007	5.000	708,000	(1)(2)
AZ	17-Jul-16	1986	7.750	172,232	(1)(2)
FH	6-Dec-16	2006	4.900	576,450	(1)(2)

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Amount Outstanding	Ref
			(%)	($ thousands)

BM	15-Jan-18	1988	9.125	230,580	(1)(2)
EE	15-Sep-18	1988	9.500	230,580	(1)
BU	1-Dec-18	1988	9.625	345,870	(1)(2)
CB	15-Jan-20	1990	8.800	288,225	(1)(2)
CD	1-Apr-20	1990	9.250	345,870	(1)(2)
CO	15-Sep-21	1991	8.875	345,870	(1)

				4,511,867

Medium-Term Notes (Payable in U.S. Dollars)
D087	15-Dec-08	2003	STEP	9,223	(5)(2)

				9,223

Foreign Issues swapped to Canadian Dollars:
EF	1-Oct-08	1998	N/A	57,645
EM	22-Feb-10	2000	N/A	230,580
FD	12-Apr-10	2005	N/A	169,419
PA	15-Feb-12	2007	N/A	708,000
D087	15-Dec-13	2003	N/A	9,223
AZ	17-Jul-16	1986	N/A	172,232
BM	15-Jan-18	1988	N/A	230,580
BU	1-Dec-18	1988	N/A	115,290
CB	15-Jan-20	1990	N/A	288,225
CD	1-Apr-20	1990	N/A	345,870

				(2,327,064)

Foreign Issues swapped to U.S. Dollars:
EF	1-Oct-08	1998	N/A	53,603
EM	22-Feb-10	2000	N/A	111,971
C032	12-Oct-10	2000	N/A	54,129
DE	22-Jul-13	1993	N/A	217,191
EZ	3-Dec-13	2003	N/A	172,935
				609,829

Total US Dollars				2,803,855

(C) Payable in Swiss Francs:
ET	10-Jan-08	2003	2.000	190,160	(1)

FI	17-Sep-14	2007	2.625	256,716	(1)(2)

				446,876

Swapped to Canadian Dollars:
ET	10-Jan-08	2003	N/A	190,160	(1)
FI	17-Sep-14	2007	2.625	256,716	(1)(2)

				(446,876)

Total Swiss Francs				0

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Amount Outstanding	Ref
			(%)	($ thousands)

(C) Payable in Australian Dollars:
EV	17-Apr-07	2003	5.000	93,430	(1)(2)

				93,430

Swapped to Canadian Dollars:
EV	17-Apr-07	2003	N/A	93,430

				(93,430)

Total Australian Dollars				0

(D) Payable in Japanese Yen:
C032	12-Oct-10	2000	1.895	49,030	(1)(3)
C036	21-Nov-16	2001	2.000	29,418	(1)(2)
C037	21-Nov-16	2001	2.030	9,806	(1)(2)

				88,254

Japanese Yen Issues swapped to Canadian Dollars:
C036	21-Nov-16	2001	N/A	29,418
C037	21-Nov-16	2001	N/A	9,806

				(39,224)

Japanese Yen Issues swapped to U.S. Dollars:
C032	12-Oct-10	2000	N/A	49,030

				(49,030)

Total Japanese Yen				0

(E) Payable in New Zealand Dollars:
FE	1-Sep-15	2005	6.380	247,530	(1)(2)

				247,530

Swapped to Canadian Dollars:
FE	1-Sep-15	2005	N/A	247,530

				(247,530)

Total New Zealand Dollars				0

III. STATEMENT OF DIRECT FUNDED BORROWINGS OF THE PROVINCE — (continued)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Amount Outstanding	Ref
			(%)	($ thousands)

Builder Bonds (Payable in Canadian Dollars)
BB # 7	15-Jun-08	2003	Floating	16,747	(6)
	15-Jun-08	2003	Fixed	101,754	(1)
	15-Jun-08	2003	Fixed	30,211	(1)
BB # 8	15-Jun-09	2004	Floating	5,109	(6)
	15-Jun-07	2004	Fixed	82,402	(1)
	15-Jun-09	2004	Fixed	95,607	(1)
	15-Jun-09	2004	Fixed	32,922	(1)
BB # 9	15-Jun-10	2005	Floating	10,296	(6)
	15-Jun-08	2005	Fixed	63,556	(1)
	15-Jun-10	2005	Fixed	16,356	(1)
	15-Jun-10	2005	Fixed	7,846	(1)

				462,806

Total Bonds and Debentures				18,918,045

Canada Pension Plan (Payable in Canadian Dollars)
	2007-2019	Various	5.67-11.33	606,750	(9)

Government Business Enterprises
	2007-2026	Various	Various	428,767

Health Care Facilities
	2007-2026	Various	Various	198,212

Government of Canada
	2007-2015	Various	Various	104,385

Immigrant Investor Program (IIP)
	2009-2012	Various	3.35-4.35	97,681	(1)

Treasury Bills Payable in Canadian Dollars
	2007-2008	Various		325,000	(7)

TOTAL BORROWINGS				20,678,840

IV. STATEMENT OF SECURITIES GUARANTEED BY THE PROVINCE

AS AT MARCH 31, 2007
(In thousands)

			Interest
Series	Date of Maturity	Year of Issue	Rate	Outstanding Amount	Ref.
			(%)	(In thousands of dollars)

BORROWINGS OF SELF-SUPPORTING UTILITIES:

The Manitoba Hydro-Electric Board
Savings Bonds: (Payable in Canadian Dollars)
1	15-Jun-92	1989	Matured	86
2	15-Jun-93	1990	Matured	25
3	15-Jun-96	1991	Matured	128
4	15-Jun-97	1992	Matured	433
5	15-Jun-01	1996	Matured	725
6	15-Jun-02	1997	Matured	139
	15-Jun-00	1997	Matured	212
	15-Jun-02	1997	Matured	207
Series 8
5 yr floating	15-Jun-07	2002	Floating	10,163	(6)
5 yr fixed annual	15-Jun-07	2002	5.50	179,213	(1)
5 yr fixed compound	15-Jun-07	2002	5.50	81,012	(1)
Series 9
3 yr fixed annual	15-Jun-09	2006	4.15	28,994	(1)
5 yr floating	15-Jun-11	2006	Floating	71,685	(6)
5 yr fixed annual	15-Jun-11	2006	4.35	7,572	(1)
5 yr fixed compound	15-Jun-11	2006	4.35	7,395	(1)

				387,989

Manitoba Hydro Promissory Notes				148,000
City of Winnipeg Hydro Bonds				134,250	(1)

Total Self-Supporting Guaranteed Debt				670,239

Grow Bonds				5,173	(8)

Total Securities Guaranteed				675,412

References:

1. Non-callable/redeemable.

2. All or part swapped into Canadian dollars.

3. All or part swapped to U.S. dollars.

4. Callable as per terms.

5. Extendable as per terms

6. Redeemable at holder’s option, prior to maturity.

7. 91-day Treasury Bills issued by tender in the amount of $25,000,000 weekly.

8. The Province has only guaranteed the principal portion of the issue.

9. Held by and callable at par at the option of the Minister of Finance of Canada on 6 months’ notice, subject to the requirements of the Canada Pension Plan.

V. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF OPERATIONS

	For the Year Ended March 31,
	2003	2004	2005	2006	2007
	(In thousands of dollars)

Revenues
Electric
Manitoba	$875,841	$918,231	$938,756	$983,653	$1,023,613
Extraprovincial	463,430	350,994	553,727	826,766	592,244
Other revenue	15,015	18,092	15,494	17,594	16,108
Natural gas	514,847	493,645	508,841	517,381	507,909

	1,869,133	1,780,962	2,016,818	2,345,394	2,139,874

Expenses
Operating and administrative	325,856	346,406	363,056	375,092	385,585
Depreciation	281,348	295,975	310,824	321,807	331,047
Water rentals	102,856	71,455	111,521	131,020	112,497
Fuel and power purchased	151,169	568,897	135,456	124,842	226,212
Capital and other taxes	65,510	72,469	74,557	76,745	77,369
Cost of gas sold	392,273	374,449	383,215	397,396	378,466

	1,319,012	1,729,651	1,378,629	1,426,902	1,511,176

Net Income before Finance Expense	550,121	51,311	638,189	918,492	628,698

Finance Expense
Interest on debt	589,118	572,366	571,631	581,266	587,814
Amortization of debt discount and expense	726	(7,540)	(5,399)	(6,017)	(6,172)
Interest applied to construction	(27,238)	(34,738)	(36,692)	(38,241)	(43,068)
Investment income	(83,776)	(43,027)	(27,656)	(33,475)	(32,200)

	478,830	487,061	501,884	503,533	506,374

Net Income	$71,291	$(435,750)	$136,305	$414,959	$122,324

VI. MANITOBA HYDRO

CONSOLIDATED BALANCE SHEET

	As at March 31,
	2006	2007
	(In thousands of dollars)

ASSETS
Capital Assets
In service	$11,065,142	$11,423,770
Less accumulated depreciation	3,657,082	3,923,936

	7,408,060	7,499,834
Construction in progress	602,429	915,061

	8,010,489	8,414,895

Current Assets
Bank balances and temporary investments	118,587	1,494
Accounts receivable and accrued revenue	420,815	426,091
Interest receivable	6,216	10,283
Materials and supplies, at average cost	158,698	116,627

	704,316	554,495

Other Assets
Pension assets	719,212	799,944
Deferred debt costs	31,239	49,294
Other deferred expenses and receivables	461,455	515,284
Sinking fund investments	555,199	630,354

	1,767,105	1,994,876

	$10,481,910	$10,964,266

LIABILITIES AND RETAINED EARNINGS
Long-term debt net of sinking fund	$6,495,817	$6,192,006
Sinking fund shown as an asset	555,199	630,355

	7,051,016	6,822,361

Current Liabilities
Accounts payable and accrued liabilities	313,225	294,269
Notes payable	0	148,000
Accrued Interest	110,273	137,656
Current portion of long-term debt	118,083	404,835

	541,581	984,760
Other Liabilities
Deferred liabilities and credits	466,115	525,107
Asset purchase obligation	235,624	228,178
Pension obligation	606,251	662,935

	1,307,990	1,416,220

Contributions in aid of construction	297,405	334,683

Retained earnings	1,283,918	1,406,242

	$10,481,910	$10,964,266

VII. MANITOBA HYDRO

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE YEAR ENDED MARCH 31, 2007

	2006	2007
	(In thousands of dollars)

Cash Provided From (Used For) Operations
Cash receipts from customers	$2,332,858	$2,069,859
Cash paid to suppliers and employees	(1,125,836)	(1,095,572)
Interest paid	(530,480)	(562,826)
Interest received	32,785	32,411

	709,327	443,872

Cash Provided From (Used For) Financing
Proceeds from long-term debt	180,015	172,687
Proceeds from issues of units of Wuskwatim Power Limited Partnership		14,630
Retirement of long-term debt	(109,947)	(78,490)
Premium (Discount) on long-term debt	0	(989)
Sinking fund withdrawal	84,213	0
Mitigation liability	(19,038)	(12,254)
Notes payable	(59,388)	146,937
Advances to Taskinigahp Power Corporation		(13,630)
Other	1,848	(2,052)

	77,703	226,839

Cash Used For Investment
Additions to capital assets net of contributions	(496,250)	(645,247)
Sinking fund payment	(103,235)	(100,287)
Net Obligation to the City of Winnipeg	(6,930)	(7,446)
Other	(70,552)	(34,823)

	(676,967)	(787,803)

Increase in Cash	110,063	(117,092)
Cash at Beginning of Year	8,523	118,586

Cash at End of Year	$118,586	$1,494